EXHIBIT 99.2
                                                                  ------------

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                                                           [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]

NEWS
RELEASE

November 2, 2006

             ARC ENERGY TRUST ANNOUNCES THIRD QUARTER 2006 RESULTS

CALGARY, NOVEMBER 2, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") announces the results for the third quarter ending September 30, 2006.

                                                                  Three Months Ended        Nine Months Ended
                                                                     September 30             September 30
                                                                   2006         2005         2006      2005
----------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties                                        312,250      310,249      937,930   799,899
         Per unit (1)                                              1.52         1.62         4.60      4.20
         Per boe                                                  54.59        60.66        54.66     53.00
Cash flow (2)                                                   200,257      168,117      586,109   431,891
         Per unit (1)                                              0.98         0.88         2.88      2.27
         Per boe                                                  35.00        32.87        35.16     28.61
Net income                                                      116,855      114,600      403,425   226,461
         Per unit (3)                                              0.58         0.61         2.01      1.21
Cash distributions                                              121,435       92,559      361,922   260,895
         Per unit (1)                                              0.60         0.49         1.80      1.39
Payout ratio (4)                                                    61%          55%          62%       60%
Net debt outstanding (5)                                        579,670      357,560      579,670   357,560

OPERATING
Production
         Crude oil (bbl/d)                                       29,108       23,513       28,852    22,523
         Natural gas (mmcf/d)                                     173.4        168.2        178.9     172.4
         Natural gas liquids (bbl/d)                              4,166        4,047        4,178     4,027
         Total (boe per day)                                     62,178       55,592       62,851    55,288
Average prices
         Crude oil ($/bbl)                                        71.84        69.37        67.68     60.72
         Natural gas ($/mcf)                                       6.10         9.08         6.97      7.89
         Natural gas liquids ($/bbl)                              56.60        50.43        54.67     47.73
         Oil equivalent ($/boe) (6)                               54.59        60.66        54.66     52.99
Operating netback ($/boe)
         Commodity and other revenue (before hedging)             54.59        60.66        54.66     52.99
         Transportation costs                                     (0.60)       (0.66)       (0.62)    (0.71)
         Royalties                                                (9.34)      (12.77)       (9.95)   (10.72)
         Operating costs                                          (8.82)       (7.07)       (8.27)    (6.84)
         Netback (before hedging)                                 35.83        40.16        35.82     34.72
================================================================================================================
TRUST UNITS
(thousands)
Units outstanding, end of period                                202,881      189,150      202,881   189,150
Units issuable for exchangeable shares                            2,862        2,939        2,862     2,939
Total units outstanding and issuable for exchangeable
         shares, end of period                                  205,743      192,089      205,743   192,089
Weighted average units (7)                                      202,188      188,770      200,871   187,470
----------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High                                                              30.74        24.20        30.74     24.20
Low                                                               25.25        19.94        24.35     16.55
Close                                                             27.21        24.10        27.21     24.10
Average daily volume                                            614,955      598,962      568,853   656,410
================================================================================================================

------------
(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares.
(2) Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital and expenditures on site restoration and reclamation.
(3) Net income per unit is based on net income after non-controlling interest divided by weighted average units (excluding units issuable for exchangeable shares).
(4) Cash distributions divided by cash flow from operations. This ratio would have increased to 62 per cent and 63 per cent, respectively, for the three and nine months ended September 30, 2006 if the exchangeable shares had been converted to trust units at the beginning of the period.
(5) Net debt excludes unrealized commodity and foreign exchange contracts asset and liability.
(6)  Includes other revenue.
(7) Excludes trust units issuable for outstanding exchangeable shares at period end.

News Release - November 2, 2006
Page 2
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ACCOMPLISHMENTS / FINANCIAL UPDATE
----------------------------------

o Production averaged 62,178 boe per day in the third quarter of 2006, 12 per cent higher than the 55,592 boe per day achieved in the third quarter of 2005. The increase in production is due to the Redwater and NPCU acquisitions made in late 2005, other smaller acquisitions and from the successful results of an active drilling program. As expected, third quarter production was negatively impacted by continued turnaround and maintenance activities during the quarter. Production per unit increased by three per cent to 0.30 boe per day per thousand units in the third quarter of 2006, from 0.29 boe per day per thousand units in the third quarter of 2005.

o Despite the significant decline in natural gas prices during 2006, the Trust maintained consistent distribution levels at $0.20 per unit per month while maintaining a conservative payout ratio of 61 per cent and funding 88 per cent ($214.5 million) of the $242.6 million capital program with cash flow. During the first nine months of 2006, the Trust has provided unitholders with a 9.6 per cent total return through a combination of monthly distributions and a three per cent increase in the trust unit price to $27.21 to September 30, 2006.

o The Trust replaces its production and reserves through a combination of its annual capital development program and by making oil and natural gas property acquisitions. The Trust spent $104.9 million on capital development activities and drilled 134 net wells on operated properties in the third quarter, bringing the total capital expenditures to $242.6 million for the first nine months of 2006. The most significant activity was focused in southeastern Alberta as the Trust drilled 98 net shallow gas wells. In addition, the Trust was active in northern and central Alberta in the third quarter with the drilling of 29 net wells. The Trust expects this high level of activity to continue in the fourth quarter with approximately $127.4 million of capital expenditures. During the first nine months of 2006, the Trust acquired $38.8 million of oil and natural gas properties, net of minor property dispositions.

o During the third quarter, commodity prices weakened significantly with the WTI declining to a daily low of US$59.52 per barrel and the AECO natural gas monthly index falling to a low of $5.79 per mcf in the quarter. The Trust`s commodity hedging program partially mitigated the declines in commodity prices as approximately 64 per cent of the Trust's natural gas production was protected against declines in the monthly AECO natural gas price below $7.04 per GJ and approximately 34 per cent of the Trust's oil production was protected from reductions in the oil price below $57.29 per barrel. Further, the Trust's product mix being almost equally weighted to oil and natural gas also served to mitigate the impact of the significant decline in natural gas prices.

o ARC realized cash flow of $200.3 million ($0.98 per unit) in the third quarter of 2006 compared to $168.1 million ($0.88 per unit) in the third quarter of 2005. The 19 per cent increase in third quarter 2006 cash flow was due to increased production volumes, with slightly higher oil prices and cash hedging gains offsetting the impact of lower natural gas prices and higher operating costs.

o The Trust declared cash distributions of $121.4 million ($0.60 per unit) in the third quarter of 2006, resulting in a payout ratio of 61 per cent. The remaining 39 per cent of cash flow ($78.9 million) was used to fund 72 per cent of ARC's third quarter capital development program and to contribute $3 million to the reclamation funds. To date in 2006, the Trust has funded 88 per cent of the capital development program with cash flow after having funded distributions and contributions to the reclamation funds. The remaining 12 per cent of the capital development program and $38.8 million of net property acquisitions were funded with proceeds of the distribution reinvestment program and the employee trust unit incentive rights program, which yielded $84.8 million of proceeds upon issuance of 3.5 million units in the first nine months of 2006.

o ARC's third quarter average oil price increased four per cent to $71.84 per boe from $69.37 per boe in the third quarter of 2005. West Texas Intermediate ("WTI") increased 12 per cent in the third quarter of 2006 to US$70.55 per barrel from US$63.16 per barrel in the third quarter of 2005. A stronger Canadian dollar partially offset the effect of higher WTI prices and narrowing oil differentials. ARC's average natural gas price decreased by 33 per cent to $6.10 per mcf from $9.08 per mcf in the third quarter of 2005.

o The Trust realized an operating netback, before hedging, of $35.83 per boe in the third quarter of 2006 compared to $40.16 per boe in the third quarter of 2005. The lower netback per boe was primarily due to the significant reduction in natural gas prices in 2006 and increased operating costs following the Redwater and NPCU acquisition; whereby, operating costs increased to $8.82 per boe in the third quarter of 2006 compared to $7.07 per boe in the third quarter of 2005, due to the higher cost Redwater and NPCU properties and overall industry operating cost increases.

o On October 2, the Trust acquired properties in Manitoba for total consideration of $74 million. The properties represent the Trust's first production in Manitoba and are expected to contribute approximately 785

News Release - November 2, 2006
Page 3
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     boe per day of oil  production,  commencing in the fourth quarter of 2006.
     With the purchase of these properties and continued development success, the Trust expects fourth quarter production to average 63,400 boe per day, bringing ARC's full year average up to 63,000 boe per day.

o On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by Trusts and the personal tax treatment of Trust distributions. Currently, the Trust does not pay tax on distributions as tax is paid by the unitholders. The proposals would result in a two-tiered tax structure similar to that of corporations whereby distributions would be subject to a 31.5 per cent tax at the Trust level and personal tax equivalent to that of a taxable dividend. At present, Canadian Pension Funds, Registered Retirement Savings Plans and Registered Retirement Income Funds ("Canadian Tax Exempt Entities") are not subject to tax on Trust distributions. Under the proposals, Canadian Tax Exempt Entities would be subject to tax as a result of the tax imposed at the Trust level. The proposals would also increase the tax for non-resident unitholders due to the tax imposed at the Trust level. If enacted, the proposed plan would apply to the Trust effective January 1, 2011. The Trust is currently assessing the proposals and the potential implications to the Trust.


MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

This MD&A was written on October 30, 2006.

Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table reconciles the cash flow from operating activities to cash flow from operations, which is a term used frequently in this MD&A:

--------------------------------------------------------------------------------------------------------------------
                                                             Three months ended              Nine months ended
                                                                September 30                   September 30
--------------------------------------------------------------------------------------------------------------------
($ thousands)                                                     2006          2005            2006           2005
--------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                            203,433       112,776         574,637        369,428
Changes in non-cash working capital                             (6,539)       54,395           4,875         59,428
Expenditures on site restoration and reclamation                 3,363           946           6,597          3,035
--------------------------------------------------------------------------------------------------------------------
Cash flow from operations                                      200,257       168,117         586,109        431,891
====================================================================================================================

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance, including the Trust's 2006 Guidance set forth herein, within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2006 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

News Release - November 2, 2006
Page 4
-------------------------------------------------------------------------------

HIGHLIGHTS
---------------------------------------------------------------------------------------------------------------------
                                                           Three months ended               Nine months ended
                                                              September 30                    September 30
(CDN$ millions, except per unit and volume data)          2006       2005  % Change       2006      2005   % Change
---------------------------------------------------------------------------------------------------------------------
Cash flow from operations                                200.3      168.1        19      586.1     431.9          36
Cash flow from operations per unit                        0.98       0.88        11       2.88      2.27          27
Net income before taxes (1)                              107.2      120.3       (11)     312.6     208.3          50
Net income                                               116.9      114.6         2      403.4     226.5          78
Distributions per unit                                    0.60       0.49        22       1.80      1.39          29
Payout ratio per cent (2)                                   61         55         6         62        60           2
Daily production (boe per day) (3)                      62,178     55,592        12     62,851    55,288          14
=====================================================================================================================

------------
(1) Represents net income after non-controlling interest and before the future income tax recovery.
(2)  Based on cash distributions divided by cash flow from operations.
(3) Reported production amount is based on company interest before royalty burdens.

NET INCOME
Net income in the third quarter of 2006 was $116.9 million, an increase of $2.3 million from $114.6 million in the third quarter of 2005 primarily as a result of a future income tax recovery in the third quarter of 2006, compared to a future income tax expense in 2005. Net income before future income taxes was 11 per cent lower in the third quarter of 2006 as a result of significantly lower natural gas prices and higher expenses, primarily operating expenses and depletion expense attributed to higher production in the quarter.

CASH FLOW FROM OPERATIONS
Cash flow from operations increased by 19 per cent in the third quarter of 2006 to $200.3 million from $168.1 million in the third quarter of 2005. The increase in 2006 cash flow was the result of a 12 per cent increase in production volumes, partially offset by lower commodity prices and higher operating costs. In addition, the third quarter of 2005 cash flow was decremented by $26.6 million cash hedging losses while the Trust realized cash hedging gains of $9.5 million in the third quarter of 2006. Per unit cash flow from operations increased 11 per cent to $0.98 per unit from $0.88 per unit in the third quarter of 2005.

Following is a summary of variances in cash flow from operations for the third quarter and first nine months of 2006 relative to the same periods of 2005:

-----------------------------------------------------------------------------------------------------------------------
                                          Three months ended September 30           Nine months ended September 30
                                                                                                            % Variance
                                      $ Millions   $ Per Unit   % Variance (2)  $ Millions   $ Per Unit            (2)
-----------------------------------------------------------------------------------------------------------------------
2005 CASH FLOW                             168.1         0.88              -        431.9          2.27             -
-----------------------------------------------------------------------------------------------------------------------
Volume variance                             36.8         0.19             22        109.4          0.57            25
Price variance                             (34.8)       (0.18)           (21)        28.6          0.15             7
Cash gains on commodity and foreign
     currency contracts (1)                 36.1         0.19             21         80.6          0.42            19
Royalties                                   11.9         0.06              7         (8.9)        (0.05)           (2)
Expenses:
     Operating and transportation          (14.4)       (0.07)            (9)       (38.7)        (0.20)           (9)
     Cash G&A                               (0.6)        -                 -         (6.2)        (0.03)           (1)
     Interest and cash taxes                (2.8)       (0.02)            (2)       (10.8)        (0.05)           (3)
Other                                        -           -                 -          0.2          -                -
Weighted average trust units                 -          (0.07)             -          -           (0.20)            -
-----------------------------------------------------------------------------------------------------------------------
2006 CASH FLOW                             200.3         0.98             19        586.1          2.88            36
=======================================================================================================================

------------
(1) Represents change in cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.
(2)  Variance is calculated based on $ millions column.

News Release - November 2, 2006
Page 5
-------------------------------------------------------------------------------


PRODUCTION
Production volumes averaged 62,178 boe per day in the third quarter of 2006 compared to 55,592 boe per day in the third quarter of 2005. Production from the Redwater and NPCU properties purchased late in December 2005 contributed approximately 5,500 boe per day in the third quarter of 2006. Approximately 400 boe per day of production was lost to turnaround and maintenance activities during the quarter. The Trust expects fourth quarter production to increase as scheduled turnaround and maintenance activities subside and new production comes on-stream from wells drilled during the third quarter.

The Trust's annual objective is to maintain production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. The Trust expects that 2006 full year production will be approximately 63,000 boe per day.

----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Nine months ended
                                                         September 30                         September 30
PRODUCTION (1)                                     2006        2005    % Change         2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                29,108      23,513          24       28,852     22,523           28
Natural gas (mmcf/d)                              173.4       168.2           3        178.9      172.4            4
NGL (bbl/d)                                       4,166       4,047           3        4,178      4,027            4
----------------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTION (BOE PER DAY)                   62,178      55,592          12       62,851     55,288           14
----------------------------------------------------------------------------------------------------------------------
% Natural gas production                             46          50          (4)          47         52           (5)
% Crude oil and liquids production                   54          50           4           53         48            5
======================================================================================================================

------------
(1) Reported production for a period may include minor adjustments from previous production periods.

Oil production increased by 24 per cent to 29,108 boe per day in the third quarter of 2006 from 23,513 boe per day in the third quarter of 2005. The increase in oil production was largely attributed to the Redwater and NPCU acquisition in the fourth quarter of 2005. The Trust's weighting of oil and liquids production increased to 54 per cent in the third quarter of 2006 from 50 per cent in 2005 as a result of the incremental Redwater and NPCU oil volumes.

Natural gas production increased to 173.4 mmcf per day in the third quarter of 2006, a three per cent increase from the 168.2 mmcf per day produced in the comparable period of last year. The majority of this increase was as a result of ARC's active 2006 internal drilling program particularly in northern and central Alberta. In addition, the Trust drilled 112 net operated natural gas wells in southeastern Alberta and southwestern Saskatchewan during the first nine months of 2006, the majority of which were drilled in the third quarter and will be tied-in during the fourth quarter.

During the third quarter of 2006, the Trust drilled 185 gross wells (134 net wells) on operated properties; 20 gross oil wells and 165 gross natural gas wells with a 100 per cent success rate.

The following table summarizes the Trust's production by core area:

---------------------------------------------------------------------------|--------------------------------------------
                                              Q3 2006                      |                 Q3 2005
---------------------------------------------------------------------------|--------------------------------------------
CORE AREAS (1)                   TOTAL        OIL         GAS        NGL   |    Total        Oil         Gas        NGL
                               (BOE/D)   (BBLS/D)    (MMCF/D)   (BBLS/D)   |  (boe/d)   (bbls/d)    (mmcf/d)    (bbls/d)
---------------------------------------------------------------------------|--------------------------------------------
Central AB                       8,029      1,537        30.9      1,344   |    7,550      1,337        27.9      1,557
Northern AB & BC                18,354      6,308        64.0      1,373   |   18,152      6,073        63.8      1,443
Pembina & Redwater              14,063      9,443        19.6      1,357   |    7,862      3,916        18.3        891
S.E. AB & S.W. Sask.            10,551      1,090        56.7         10   |   10,878      1,487        56.2         19
S.E. Sask.                      11,181     10,730         2.2         82   |   11,150     10,700         1.9        137
---------------------------------------------------------------------------|--------------------------------------------
TOTAL                           62,178     29,108       173.4      4,166   |   55,592     23,513       168.1      4,047
===========================================================================|============================================

------------
(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is Southeast, S.W. is Southwest.

News Release - November 2, 2006
Page 6
-------------------------------------------------------------------------------

COMMODITY PRICES PRIOR TO HEDGING
----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Nine months ended
                                                         September 30                         September 30
BENCHMARK PRICES                                   2006        2005    % Change         2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
AECO gas (CDN$/mcf) (1)                            6.03        8.00         (25)        7.19       7.36           (2)
WTI oil (US$/bbl) (2)                             70.55       63.16          12        68.29      55.45           23
USD/CAD foreign exchange rate                      0.90        0.83           8         0.89       0.82            9
WTI oil (CDN$/bbl)                                78.80       75.89           4        77.14      67.85           14
======================================================================================================================

--------------
(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

While crude oil prices averaged US$70.55 per barrel in the third quarter of 2006, the Canadian dollar also remained strong and closed the quarter at $0.89. Despite the 12 per cent increase in the US$ WTI oil price in the third quarter 2006 relative to 2005, the Canadian denominated oil price increased by only four per cent to $78.80 per barrel in the third quarter of 2006 compared to $75.89 per barrel in the third quarter of 2005 as a result of the continued strengthening of the Canadian dollar. The Trust's realized oil price, before hedging, increased by four per cent to $71.84 per barrel in the third quarter of 2006 compared to $69.37 per barrel in 2005. The Trust's oil production consists predominantly of light and medium crude oil with heavy oil accounting for approximately five per cent of the Trust's liquids production.

Alberta AECO monthly Hub prices, which are commonly used as an industry reference for natural gas prices, averaged $6.03 per mcf in the third quarter of 2006 compared to $8.00 per mcf in the third quarter of 2005. ARC's realized gas price, before hedging, decreased by 33 per cent in the third quarter of 2006 to $6.10 per mcf compared to $9.08 per mcf in 2005. ARC's realized gas price is based on prices received at the various markets where the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion is sold through aggregators.

Prior to hedging activities, ARC realized commodity revenue of $54.59 per boe in the third quarter of 2006, a ten per cent decrease from the $60.66 per boe received prior to hedging in the third quarter of 2005.

The following is a summary of realized prices:

----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Nine months ended
                                                         September 30                         September 30
ARC REALIZED PRICES (1)                            2006        2005    % Change         2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                       71.84       69.37           4        67.68      60.72           11
Natural gas ($/mcf)                                6.10        9.08         (33)        6.97       7.89          (12)
NGL's ($/bbl)                                     56.60       50.43          12        54.67      47.73           15
----------------------------------------------------------------------------------------------------------------------
Total commodity revenue                           54.45       60.47         (10)       54.54      52.82            3
     before hedging ($/boe)
Other revenue ($/boe)                              0.14        0.19         (26)        0.12       0.17          (29)
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)              54.59       60.66         (10)       54.66      52.99             3
======================================================================================================================

------------
(1) Prices as reported above are prior to gains and losses on commodity and foreign currency contracts and are prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "gain (loss) on commodity and foreign currency contracts" in the statement of income.

REVENUE
Revenue increased slightly to $312.3 million in the third quarter of 2006 from third quarter 2005 revenue of $310.2 million. The increase in revenue was attributable to higher volumes that were almost entirely offset by lower natural gas prices.

News Release - November 2, 2006
Page 7
-------------------------------------------------------------------------------

A breakdown of revenue is as follows:

----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Nine months ended
                                                         September 30                         September 30
REVENUE ($ thousands)                              2006        2005    % Change         2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
Oil revenue                                     192,375     150,065          28      533,062    373,334           43
Natural gas revenue                              97,404     140,450         (31)     340,355    371,509           (8)
NGL's revenue                                    21,694      18,777          16       62,358     52,471           19
----------------------------------------------------------------------------------------------------------------------
Total commodity revenue                         311,473     309,292           1      935,775    797,314           17
Other revenue                                       777         957         (19)       2,155      2,585          (17)
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING (1)                312,250     310,249           1      937,930    799,899           17
======================================================================================================================

------------
(1) Revenue as reported above is prior to gains and losses on commodity and foreign currency contracts and prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "gain/loss on commodity and foreign currency contracts" in the statement of income.

RISK MANAGEMENT AND HEDGING ACTIVITIES
ARC recognizes that effective risk management is a function of having a specific mandate, being adaptive to market conditions, and being disciplined in the execution of its risk management strategies.

The Trust's risk management activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board. The Risk Management Committee has the following mandate: o protect unitholder return on investment;

o    provide protection for minimum monthly cash distributions to unitholders;
o employ a portfolio approach to risk management by entering into a number of small positions that build upon each other;
o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,
o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

In accordance with the Risk Management Mandate, the board of directors has approved guidelines that will allow ARC to apply a systematic approach of protecting budgeted price levels to ensure distributions while allowing for maximum upside price participation. Due to the high cost of buying insurance through puts, ARC has recognized the need to have flexibility in funding protection levels by selling out of the money calls on core production volumes to end up with a "collar" transaction. The board of director guidelines allow ARC to sell upside participation on 25 per cent of volumes beyond a three month period at a price that is 20 per cent above the futures price and 50 per cent of volumes within a three month period at a price that is 10 per cent above the futures price.

The volumes, periods, and exercise price set by these guidelines have been established to allow for greater protection levels to be achieved while limiting the liability assumed to achieve that protection.

The Trust realized cash hedging gains of $9.5 million and $19.4 million, respectively, for the third quarter and first nine months of 2006 primarily due to gains on natural gas floors and the energy equivalent swap entered into by ARC in the first quarter of 2006. In addition to price protection on production, ARC has realized gains of $1.4 million on its electricity consumption hedges that were put in place to protect the Trust's exposure to electricity charges.

In accordance with the established guidelines ARC had achieved the following protection on natural gas as of quarter end. October 2006 production was 30 per cent capped at an average of CDN$9.23 per GJ and 70 per cent protected with floors at an average of CDN$6.79 per GJ. Winter production for the period November 2006 to March 2007, was 25 per cent capped at CDN$12.19 per GJ and 25 per cent protected with an average floor of CDN$8.45 per GJ. Consistent with ARC's commitment to maintain an active hedging program in order to satisfy the risk management mandate, ARC added additional protection to both November 2006 and April to October 2007 production volumes subsequent to quarter end.

ARC has full upside participation on 96 per cent of production for the remainder of 2006 and full upside participation beyond Jan 1, 2007 on crude oil production with the exception of hedged transactions of 5,000 barrels per day capped at $90.00 per barrel that were executed to protect ARC's economic return on the Redwater and NPCU properties. The Trust has floors in place to protect 34 per cent of fourth quarter 2006 production at a floor price of US$58.18 per barrel and 25 per cent of January to June 2007 production is protected at an average floor price of US$62.50 per barrel.

News Release - November 2, 2006
Page 8
-------------------------------------------------------------------------------

In the second and third quarters of 2006, ARC entered into "basis" natural gas contracts to lock in the difference between the Henry Hub index and the AECO monthly index. This set of transactions diversifies ARC's price exposure from the AECO basin to the broader North American market, thus reducing ARC's sensitivity to regional market events. Basis swaps are negotiated in terms of a fixed price in US$ per mmbtu that is deducted from the NYMEX natural gas price. ARC has an average basis price of US$1.08 per mmbtu on an average volume of 50 mmcf per day of natural gas for the period of April 2007 through October 2010. For the period October 2006 through March 2007, the Trust locked in the basis at US$1.31 per mmbtu on an average volume of 40,000 mcf per day. See Note 6 of the September 30, 2006 interim consolidated financial statements for details of the basis contracts.

The Trust has fixed the price of electricity at an average of $61.78 mw/h on an average of 17 mw/h of its current electricity consumption on Alberta operated properties through 2009 with an additional 5 mw/h hedged at $63 mw/h for 2010. During the third quarter of 2006, the daily price of electricity averaged approximately $95 mw/h, but daily rates ranged from $26 mw/h to $526 mw/h.

The Trust considers its risk management contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate. In order to mitigate credit risk, the Trust executes commodity and foreign currency hedging risk management with financially sound, credit worthy counterparties. All contracts require approval of the Trust's Risk Management Committee prior to execution. Deferred premiums payable will be recorded as a realized cash hedging loss when payment is made in a future period. These premiums may be partially offset if ARC sells any short-term options. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com.

GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS
Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a cash gain of $9.5 million in the third quarter, which when combined with an unrealized fair value gain of $0.6 million resulted in a total gain on commodity and foreign currency contracts of $10.1 million in the third quarter.

The following is a summary of the gain (loss) on commodity and foreign currency contracts:

-------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS          CRUDE OIL      NATURAL      FOREIGN      Q3 2006        Q3 2005
($ thousands)                                     & LIQUIDS       GAS(3)     CURRENCY        TOTAL          Total
-------------------------------------------------------------------------------------------------------------------
Realized cash gain (loss) on contracts (1)          (1,258)        9,702        1,105        9,549        (26,578)
Unrealized gain (loss) on contracts (2)             22,296       (20,337)      (1,372)         587         12,247
-------------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN          21,038       (10,635)        (267)      10,136        (14,331)
   CURRENCY CONTRACTS
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS          CRUDE OIL      NATURAL      FOREIGN     YTD 2006       YTD 2005
($ thousands)                                     & LIQUIDS       GAS(3)     CURRENCY        TOTAL          Total
-------------------------------------------------------------------------------------------------------------------
Realized cash gain (loss) on contracts (1)          (7,644)       19,785        7,287       19,428        (61,124)
Unrealized gain (loss) on contracts (2)              4,212        (9,928)      (2,824)      (8,540)       (28,126)
-------------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN          (3,432)        9,857        4,463       10,888        (89,250)
   CURRENCY CONTRACTS
===================================================================================================================

--------------
(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2) The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.
(3)  Includes natural gas basis contracts.

News Release - November 2, 2006
Page 9
-------------------------------------------------------------------------------

OPERATING NETBACKS
The Trust's operating netback, after realized hedging gains or losses, increased seven per cent to $37.50 per boe in the third quarter of 2006 compared to $34.96 per boe in the third quarter of 2005. The increase in netbacks in 2006 is primarily due to hedging gains in 2006 compared to losses in 2005, partially offset by the impact of significantly lower natural gas prices and higher operating costs in 2006.

The netbacks incorporate realized cash gains on commodity and foreign currency contracts of $1.67 per boe for the third quarter of 2006, compared to losses of $5.20 per boe in the third quarter of 2005.

The components of operating netbacks are shown below:

----------------------------------------------------------------------------------------------------------------------
                                                                             Q3 2006                         Q3 2005
                                                                 Oil        Gas         NGL       TOTAL        Total
NETBACK                                                      ($/bbl)    ($/mcf)     ($/bbl)     ($/BOE)      ($/boe)
----------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                   71.84       6.10       56.60       54.45        60.47
Other revenue                                                      -          -           -        0.14         0.19
----------------------------------------------------------------------------------------------------------------------
Total revenue                                                  71.84       6.10       56.60       54.59        60.66

Royalties                                                     (11.93)     (1.00)     (14.41)      (9.34)       (12.77)
Transportation                                                 (0.15)     (0.19)          -       (0.60)       (0.66)
Operating costs (1)                                           (12.34)     (0.91)      (7.46)      (8.82)       (7.07)
----------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                       47.42       4.00       34.73       35.83        40.16
Realized gain (loss) on commodity and foreign currency
contracts                                                      (0.06)       0.61           -        1.67        (5.20)
----------------------------------------------------------------------------------------------------------------------
Netback after hedging                                          47.36       4.61       34.73       37.50        34.96
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
                                                                            YTD 2006                        YTD 2005
                                                                 Oil        Gas         NGL       TOTAL        Total
NETBACK                                                      ($/bbl)    ($/mcf)     ($/bbl)     ($/BOE)      ($/boe)
----------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                   67.68        6.97      54.67       54.54        52.82
Other revenue                                                      -           -          -        0.12         0.17
----------------------------------------------------------------------------------------------------------------------
Total revenue                                                  67.68        6.97      54.67       54.66        52.99

Royalties                                                     (10.97)      (1.39)    (14.49)      (9.95)      (10.72)
Transportation                                                 (0.15)      (0.20)         -       (0.62)       (0.71)
Operating costs (1)                                           (11.15)      (0.95)     (6.92)      (8.27)       (6.84)
----------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                       45.41        4.43      33.26       35.82        34.72
Realized gain (loss) on commodity and foreign currency
contracts                                                      (0.05)       0.41          -        1.13        (4.05)
----------------------------------------------------------------------------------------------------------------------
Netback after hedging                                          45.36        4.84      33.26       36.95        30.67
======================================================================================================================

------------
(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties decreased to $9.34 per boe in the third quarter of 2006 compared to $12.77 per boe in the third quarter of 2005. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased to 17.3 per cent compared to 21.3 per cent in the third quarter of 2005. The decrease in royalties is due to a lower effective royalty rate in 2006 as a result of the increased oil weighting of the Trust's production following the 2005 acquisitions, and royalty concessions received on certain British Columbia natural gas properties. In addition, the Redwater and NPCU properties acquired in 2005 carried a lower effective royalty rate than the Trust's existing properties due to the royalty structure of the properties.

Operating costs increased to $8.82 per boe compared to $7.07 per boe in the third quarter of 2005. The acquisition of the Redwater and NPCU properties, with operating costs of approximately $20 per boe, contributed to a large portion of the 25 per cent increase in operating costs. However, the Redwater and NPCU properties contribute a high netback due to the premium oil quality and low royalty regime. Despite recent significant reductions in commodity prices, the industry is still experiencing increasing costs for services,

News Release - November 2, 2006
Page 10
-------------------------------------------------------------------------------

supplies, materials, electricity and labour. In particular, areas in northern Alberta are experiencing continued significant cost increases for services, materials and labour. In addition, the cost of electricity in Alberta was extremely volatile during the third quarter with daily average prices ranging from $26 mw/h to $526 mw/h. Approximately 63 per cent of the Trust's electricity usage on Alberta operated properties was hedged at approximately $63 mw/h whereby the Trust was partially protected from the increases in electricity costs. Without the electricity hedge, operated costs for the third quarter would have been three per cent higher ($0.25 per boe) than the reported operating costs of $8.82 per boe.

Transportation costs decreased nine per cent to $0.60 per boe in the third quarter of 2006 compared to $0.66 per boe in the third quarter of 2005. This is a result of the increased percentage of oil in the Trust's production mix as oil has a relatively lower transportation cost than gas.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION
G&A net of overhead recoveries on operated properties increased to $6.9 million in the third quarter of 2006 from $6.3 million in 2005. Increases in cash G&A expenses in total for 2006 were due to increased staff levels and higher compensation costs. As a result of the unprecedented levels of activity for ARC and for the industry as a whole, the costs associated with hiring, compensating and retaining employees and consultants have risen. The increase in G&A costs was partially offset by higher overhead recoveries attributed to high levels of capital activity throughout the third quarter and as a result of incremental overhead charged on new and existing operated properties. On a per boe basis, cash G&A costs declined to $1.21 per boe from $1.23 per boe as a result of the higher volumes following the Redwater and NPCU acquisition and the higher overhead recoveries.

The Trust paid out $4.2 million under the whole unit plan in April 2006 compared to $1.4 million in April 2005 ($2.7 million and $1 million of the payouts were allocated to G&A in 2006 and 2005, respectively, and the remainder to operating costs and capital projects). The higher cash payment in April 2006 is attributed to a higher unit price upon vesting, higher distributions and having two years of vesting in 2006 compared to one year in 2005. The next cash payment under the whole unit plan is scheduled to occur in November 2006.

The following is a breakdown of G&A and trust unit incentive compensation expense:

------------------------------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT COMPENSATION EXPENSE                    Three months ended                 Nine months ended
                                                              September 30                       September 30
($ thousands)                                           2006       2005     % Change       2006       2005    % Change
------------------------------------------------------------------------------------------------------------------------
G&A expenses                                          10,640      8,619           23     32,263     25,093          29
Operating recoveries                                  (3,699)    (2,344)          58     (8,870)    (6,260)         42
------------------------------------------------------------------------------------------------------------------------
Cash G&A expenses before Whole Unit Plan               6,941      6,275           11     23,393     18,833          24
------------------------------------------------------------------------------------------------------------------------
Cash expense - Whole Unit Plan                             -        107            -      2,722      1,062         156
------------------------------------------------------------------------------------------------------------------------
Cash G&A expenses including Whole Unit Plan            6,941      6,382            9     26,115     19,895          31
------------------------------------------------------------------------------------------------------------------------
Accrued compensation - Rights Plan                         1      1,399            -      2,524      4,881         (52)
Accrued compensation - Whole Unit Plan                 3,407      2,239           52      8,366      2,645         216
------------------------------------------------------------------------------------------------------------------------
Total G&A and trust unit compensation expense         10,349     10,020            3     37,005     27,421          35
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT COMPENSATION EXPENSE                    Three months ended                 Nine months ended
                                                              September 30                       September 30
($ per boe)                                              2006       2005     % Change      2006        2005    % Change
------------------------------------------------------------------------------------------------------------------------
Cash G&A expenses before Whole Unit Plan                 1.21       1.23          (2)      1.36        1.25           9
Cash G&A expenses including Whole Unit Plan              1.21       1.25          (3)      1.52        1.32          15
Total G&A and trust unit compensation expense            1.81       1.96          (8)      2.16        1.82          19
========================================================================================================================

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $3.4 million ($0.60 per boe) was recorded in the third quarter of 2006 compared to $3.6 million ($0.71 per boe) in the third quarter of 2005.
This non-cash amount relates to both the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan ("Whole Unit Plan").

The decrease in compensation expense for the rights plan in the third quarter of 2006 is due to the majority of rights having vested in the second quarter of 2006 as compensation expense is only recorded up to vesting date. The Rights Plan was discontinued with respect to any further issuance of rights and has been replaced with the Whole Unit Plan. Of the remaining 513,296 rights outstanding under the plan, 485,496 are fully vested and expensed and the remaining 27,800 will vest by March 2007 and will continue to be expensed until that time.

Under the Whole Unit Plan, the Trust recorded a non-cash expense of $3.4 million in the third quarter of 2006 versus $2.2 million in the third quarter of 2005 for the estimated expense attributed to the Whole Unit Plan. The increase in the accrued value of the Whole Unit Plan is attributed to the increase in the Trust's unit value in the market, increased distributions,

News Release - November 2, 2006
Page 11
-------------------------------------------------------------------------------

additional units granted pursuant to the plan and a higher performance multiplier reflecting ARC's top quartile returns as compared to other midsized oil and gas producers (the "peer group".). Refer to the Trust's 2005 Annual Report for a detailed description of the Whole Unit Plan.

Following is a summary of changes in the Whole Unit Plan during the first nine months of 2006:

----------------------------------------------------------------------------------------------------------------------
WHOLE UNIT PLAN                                                      Number of RTUs   Number of PTUs   Total RTUs and
(units in thousands and $ thousands)                                                                             PTUs
----------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                    479              390              869
Granted in the period                                                           195              179              374
Vested in the period                                                           (135)               -            (135)
Forfeited in the period                                                         (17)             (9)             (26)
----------------------------------------------------------------------------------------------------------------------
Balance, end of period (1)                                                      522              560            1,082
----------------------------------------------------------------------------------------------------------------------
Estimated distributions to vesting date (2)                                     124              180              304
----------------------------------------------------------------------------------------------------------------------
Estimated units upon vesting after distributions                                646              740            1,386
----------------------------------------------------------------------------------------------------------------------
Performance multiplier (3)                                                        -              2.0                -
----------------------------------------------------------------------------------------------------------------------
Estimated total units upon vesting                                              646            1,481            2,127
----------------------------------------------------------------------------------------------------------------------
Trust unit price at September 30, 2006                                        27.21            27.21            27.21
----------------------------------------------------------------------------------------------------------------------
Estimated total value upon vesting                                           17,570           40,297           57,868
======================================================================================================================

------------
(1) Based on underlying units before performance multiplier and accrued distributions.
(2) Represents estimated additional units to be issued equivalent to distributions accruing to whole units to vesting date based on current distribution levels of $0.20 per unit per month.
(3) The performance multiplier only applies to PTUs. The performance multiplier was 2.0 at September 30, 2006 and the Trust estimates that the performance multiplier will remain at 2.0 upon vesting of the PTUs in future periods.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the period end unit price, the estimated number of units to vest, and distributions. Therefore, the expense recorded fluctuates over time.

The Whole Unit Plan value, and thus the Trust's obligation for future payments under the plan, is subject to variability depending upon the trust unit price, distributions, and the performance multiplier. The performance multiplier is based on the percentile rank of the Trust's Total Unitholder Return relative to returns on the trust units or common shares of members of a selected peer comparison group over the term of the PTUs. If the percentile rank is less than 25, the performance multiplier is zero and if the percentile rank is equal to or greater than 75, the performance multiplier is two. As at September 30, 2006, all PTU grants were assessed to have a percentile rank equal or greater than 75 and thus were valued with a performance multiplier of 2.0. Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

--------------------------------------------------------------------------------------------------------------------
                                                                                  Performance multiplier
--------------------------------------------------------------------------------------------------------------------
VALUE OF WHOLE UNIT PLAN AS AT SEPTEMBER 30, 2006                              0.0             1.0              2.0
(units thousands and $ thousands except per unit)
--------------------------------------------------------------------------------------------------------------------
Estimated trust units to vest
           RTUs                                                                646             646              646
           PTUs                                                                  -             740            1,481
--------------------------------------------------------------------------------------------------------------------
TOTAL UNITS                                                                    646           1,386            2,127
--------------------------------------------------------------------------------------------------------------------
           Trust unit price (1)                                              27.21           27.21            27.21
           Trust unit distributions per month (1)                             0.20            0.20             0.20
--------------------------------------------------------------------------------------------------------------------
VALUE OF WHOLE UNIT PLAN UPON VESTING                                       17,570          37,719           57,868
--------------------------------------------------------------------------------------------------------------------
           Officers                                                          2,160          11,883           21,605
           Directors                                                           924             924              924
           Staff                                                            14,486          24,912           35,339
--------------------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS UNDER WHOLE UNIT PLAN (2)                                    17,570          37,719           57,868
--------------------------------------------------------------------------------------------------------------------
           2006                                                              1,310           1,310            1,310
           2007                                                              7,826          11,930           16,034
           2008                                                              6,131          16,029           25,927
           2009                                                              2,303           8,450           14,597
====================================================================================================================

News Release - November 2, 2006
Page 12
-------------------------------------------------------------------------------

------------
(1) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumed future trust unit price of $27.21 per trust unit and distributions of $0.20 per unit per month based on current levels.
(2) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on an annual basis and at that time is reflected as a reduction of cash flow from operations.

Due to the variability in the future payments under the plan, the Trust estimates that $17.6 million to $57.9 million will be paid out in future periods based on the current trust unit price, distribution levels and a performance multiplier ranging from 0 to 2.0.

INTEREST EXPENSE
Interest expense increased to $7.9 million in the third quarter of 2006 from $4.5 million in the third quarter of 2005 due to a marginal increase in short-term interest rates and higher debt balances as a result of the 2005 acquisitions. As at September 30, 2006, 93 per cent of the Trust's debt was denominated in U.S. dollars. At September 30, 2006, the Trust had $506 million of debt outstanding, of which $256.5 million was fixed at a rate of 5.1 per cent and $249.5 million was floating at a rate of 5.9 per cent.

The following is a summary of the debt balance and interest expense for the third quarters of 2006 and 2005:

----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                         Three months ended                 Nine months ended
                                                            September 30                       September 30
($ thousands)                                          2006      2005  % Change          2006       2005    % Change
----------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                         506,018   315,814        60       506,018    315,814          60
         Fixed rate debt                            256,519   212,482        21       256,519    212,482          21
         Floating rate debt                         249,499   103,332       141       249,499    103,332         141
----------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)       7,405     4,590        61        22,537     10,491         115
Loss (gain) on interest rate hedge                      462     (129)         -           531        444           20
----------------------------------------------------------------------------------------------------------------------
Net interest expense                                  7,867     4,461        76        23,068     10,935         111
======================================================================================================================

------------
(1)  Includes both long-term and current portions of debt.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

FOREIGN EXCHANGE GAINS AND LOSSES
The Trust recorded a loss of $0.2 million ($0.03 per boe) on foreign exchange transactions in the third quarter of 2006 compared to a gain of $11.9 million ($2.33 per boe) in the third quarter of 2005. The significant year-over-year change is the result of a relatively stable CAD/USD exchange rate in 2006 compared to 2005 when the Canadian dollar strengthened considerably relative to the U.S. dollar. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements and a portion of natural gas sales.

TAXES
In the third quarter of 2006, a future income tax recovery of $9.6 million was included in income compared to a $5.7 million expense in the third quarter of 2005. For the nine months ended September 30, 2006 the Trust recorded a future income tax recovery of $90.8 million compared to a future income tax recovery of $18.2 million. The significant increase in the future income tax recovery in 2006 was due to the legislated reduction in the future corporate income tax rates in the second quarter of 2006 whereby the Trust's expected future income tax rate decreased to 29.7 per cent from 33.7 per cent prior to the rate reductions.

The Trust did not record any capital taxes in the third quarter of 2006 as capital taxes were eliminated effective January 1, 2006 pursuant to the federal government budget of May 2, 2006.

The corporate income tax rate applicable to 2006 is 34.5 per cent, however ARC does not anticipate any material cash income taxes will be paid in fiscal 2006. Due to the Trust's structure, both income tax and future tax liabilities are passed on to the unitholders by means of payments made between ARC Resources and the Trust.

On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by Trusts and the personal tax treatment of Trust distributions. Currently, the Trust does not pay tax on distributions as

News Release - November 2, 2006
Page 13
-------------------------------------------------------------------------------

tax is paid by the unitholders. The proposals would result in a two-tiered tax structure similar to that of corporations whereby distributions would be subject to a 31.5 per cent tax at the Trust level and personal tax equivalent to that of a taxable dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011, however the plan has not been enacted at this time. The Trust is currently assessing the proposals and the potential implications to the Trust.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION
The depletion, depreciation and accretion ("DD&A") expense increased to $15.34 per boe in the third quarter of 2006 compared to $12.86 per boe in 2005. The higher DD&A expense is due to the Redwater and NPCU acquisitions in late 2005 for which the Trust recorded a higher proportionate cost per barrel of proved reserves, after adjustments for low tax pools, for the acquired properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2005 has resulted in higher accretion expense in 2006.

A breakdown of the DD&A expense is a follows:

---------------------------------------------------------------------------------------------------------------------
DD&A EXPENSE                                          Three months ended                   Nine months ended
                                                         September 30                        September 30
($ thousands except per boe amounts)               2006        2005     % Change        2006       2005    % Change
---------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                85,159      64,450           32     255,875    186,964          37
Accretion of asset retirement obligation (2)      2,613       1,347           94       7,838      3,860         103
---------------------------------------------------------------------------------------------------------------------
Total DD&A                                       87,772      65,797           33     263,713    190,824          38
---------------------------------------------------------------------------------------------------------------------
DD&A expense per boe                              15.34       12.86           19       15.37      12.64          22
=====================================================================================================================

------------
(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the period.

GOODWILL
The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil & Gas Ltd. ("Star") in 2003. The Trust has determined that there was no goodwill impairment as of September 30, 2006.

CAPITAL EXPENDITURES AND NET ACQUISITIONS
Total capital expenditures, excluding acquisitions and dispositions, totaled $104.9 million in the third quarter of 2006 compared to $83.1 million in the third quarter of 2005. For the first nine months of 2006, the Trust has spent $242.6 million on capital development activities compared to $181.1 million in 2005. This amount was incurred on drilling and completions, land, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base.

In addition to the capital expenditures, the Trust completed minor property acquisitions and property swaps of $8.5 million and $0.1 million of dispositions for $8.4 million of net acquisitions, net of post closing adjustments, in the third quarter of 2006. For the first nine months of 2006, the Trust has spent $38.8 million on net property acquisitions compared to $88.3 million in 2005. The execution of minor property acquisitions and dispositions is part of the Trust's strategy to continually high-grade its asset base by acquiring additional interests in properties where ARC sees future upside potential and disposing of properties with limited potential.

Subsequent to quarter end, the Trust closed a $74 million acquisition for producing properties in Manitoba. The Trust acquired approximately 785 boe per day of oil production and 3.4 mmboe of proved plus probable reserves.

News Release - November 2, 2006
Page 14
-------------------------------------------------------------------------------

A breakdown of capital expenditures and net acquisitions is shown below:

---------------------------------------------------------------------------------------------------------------------
                                                                       Three months ended       Nine months ended
                                                                          September 30             September 30
CAPITAL EXPENDITURES ($ thousands)                                       2006         2005        2006         2005
---------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                              2,222        2,258       7,764        6,178
Land                                                                    1,353        2,048      20,517        3,811
Drilling and completions                                               76,219       63,628     161,354      131,378
Plant and facilities                                                   24,602       14,803      51,074       37,995
Other capital                                                             525          317       1,897        1,690
---------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                            104,921       83,054     242,606      181,052
---------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                     8,422       22,845      47,439      108,215
Producing property dispositions (1)                                       (63)     (16,985)     (8,666)     (19,965)
Corporate acquisition (1) (2)                                               -            -           -       62,456
---------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                       113,280       88,914     281,379      331,758
---------------------------------------------------------------------------------------------------------------------
Capital expenditures and net acquisitions financed with cash flow      75,500       73,841     214,469      162,024
Capital expenditures and net acquisitions financed with debt
     and equity                                                        37,780       15,073      66,910      169,734
=====================================================================================================================

------------
(1)  Value is net of post-closing adjustments.
(2) Represents total consideration for the transaction including fees and prior to the future income tax liability assumed on acquisition.

The Trust's strategy is to fully exploit its asset base and to increase the recoverable portion of total oil and natural gas reserves in place on land owned by the Trust. ARC expects to undertake significant development projects in the fourth quarter of 2006 to fully execute the capital program of approximately $370 million.

LONG-TERM INVESTMENT
During the second quarter of 2006, the Trust made a $20 million investment in the shares of a private company that is involved in the acquisition of oil sands leases with development potential. The Trust holds a minor interest in the company and has the intent of holding the shares for investment purposes.

The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company. All of the interested directors declared their interest and the investment was approved unanimously by the directors of the Trust not including the interested directors.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND
At September 30, 2006, the Trust has recorded an Asset Retirement Obligation ("ARO") of $172.6 million ($81.5 million at September 30, 2005) for future abandonment and reclamation of the Trust's properties. During the third quarter of 2006, the ARO increased by $2.6 million for accretion expense, $5.7 million for development activities, and was reduced by $3.4 million for actual abandonment expenditures incurred in the third quarter of 2006. During the first nine months of 2006, the ARO increased by $7.8 million for accretion expense, $6.3 million for development activities, and was reduced by $6.6 million for actual abandonment expenditures incurred. The Trust did not record a gain or loss on actual abandonment expenditures incurred to date in 2006 as the costs closely approximated the liability value included in the ARO.

In the third quarter, the Trust set up a new restricted reclamation fund (the "Redwater Fund") to fund future abandonment obligations attributed to the
Redwater properties acquired in 2005. The Trust makes minimum annual contributions to the Redwater fund and may utilize the funds only for abandonment activities for the Redwater properties. In total, ARC contributed $3 million cash to its reclamation funds in the third quarter of 2006 ($1.5 million in the third quarter of 2005) and earned interest of $0.3 million ($0.2 million in 2005) on the fund balances. The increase in funding is attributed to the Redwater fund. The fund balances were reduced by $1.5 million for cash-funded abandonment expenditures in the third quarter of 2006 ($0.7 million in the third quarter of 2005). Future contributions for the two funds are currently set at approximately $12 million per year and will vary over time in

News Release - November 2, 2006
Page 15
-------------------------------------------------------------------------------

order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon the eventual abandonment of the Trust's properties.

CAPITAL STRUCTURE AND LIQUIDITY
A breakdown of the Trust's capital structure is as follows:

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY                                   SEPTEMBER 30,    December 31, 2005
($ thousands except per unit and per cent amounts)                                           2006
-----------------------------------------------------------------------------------------------------------------------
Revolving credit facilities                                                               249,499              258,480
Senior secured notes                                                                      256,519              268,156
Working capital deficit (1)                                                                73,652               51,450
-----------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                                      579,670              578,086
Units outstanding and issuable for exchangeable shares (thousands)                        205,743              202,039
Market price per unit at end of period                                                      27.21                26.49
Market value of units and exchangeable shares                                           5,598,267            5,352,013
Total capitalization (2)                                                                6,177,937            5,930,099
-----------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                                              9.4                  9.7
Net debt obligations                                                                      579,670              578,086
=======================================================================================================================
Cash flow from operations                                                                 586,109              639,511
Net debt to annualized cash flow                                                              0.7                  0.9
=======================================================================================================================

-------------
(1) The working capital deficit excludes the balances for commodity and foreign currency contracts.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust has a syndicated three year revolving credit facility allowing for maximum borrowing of up to $572 million. The debt is secured by all the Trust's oil and gas properties and is secured by the following major covenants:

----------------------------------------------------------------------------------------------------------------------------
COVENANT                                                                POSITION AS AT SEPTEMBER 30, 2006
----------------------------------------------------------------------------------------------------------------------------
Long-term debt and letters of credit not to exceed three                Long-term debt and letters of credit of 0.60 times
times annualized net income before non-cash items and                   annualized net income before non-cash items and
interest expense                                                        interest expense
----------------------------------------------------------------------------------------------------------------------------
Long-term debt, letters of credit and subordinated debt not             Long-term debt, letters of credit and subordinated
to exceed four times annualized net income before non-cash              debt of 0.60 times annualized net income before
items and interest expense                                              non-cash items and interest expense
----------------------------------------------------------------------------------------------------------------------------
Long-term debt and letters of credit not to exceed 50 per               Long-term debt and letters of credit of 21 per cent
cent of the sum of unitholders' equity, long-term debt,                 of the sum of unitholders' equity, long-term debt,
letters of credit, and subordinated debt                                letters of credit, and subordinated debt
============================================================================================================================

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at September 30, 2006, the Trust was in compliance with all covenants, and had $4.8 million in letters of credit and no subordinated debt.

The Trust funded 72 per cent of its third quarter capital development program of $104.9 million with cash flow and 88 per cent of year-to-date capital development activities have been funded with cash flow. The Trust intends to finance the majority of the remaining $127.4 million portion of the $370 million 2006 capital development program with cash flow and proceeds from the distribution reinvestment program ("DRIP") with any additional capital requirement funded with debt.

Net debt obligations increased by $12.2 million in the third quarter to $579.7 million as a result of significant capital activity in the quarter that resulted in a working capital deficit.

UNITHOLDERS' EQUITY
At September 30, 2006, there were 205.7 million units issued and issuable for exchangeable shares, an increase of 3.7 million units from December 31, 2005. The increase in number of units outstanding is mainly attributable to the 2.7

News Release - November 2, 2006
Page 16
-------------------------------------------------------------------------------

million units issued pursuant to the DRIP during the first nine months of 2006 at an average price of $25.85 per unit (one million units issued in the third quarter at an average price of $26.89 per unit).

The Trust had 0.5 million rights outstanding as of September 30, 2006 under an employee plan where further rights issuances were discontinued in 2004. The rights have a five-year term and vest equally over three years from the date of grant. The majority of rights vested on May 6, 2006. The remaining rights may be purchased at an average adjusted exercise price of $8.99 per unit as at September 30, 2006. Contractual life of the rights varies by series but all series will expire on or before March 22, 2009.

Unitholders electing to reinvest distributions or make optional cash payments to acquire units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

CASH DISTRIBUTIONS

ARC declared cash distributions of $121.4 million ($0.60 per unit), representing 61 per cent of third quarter 2006 cash flow compared to cash distributions of $92.6 million ($0.49 per unit), representing 55 per cent of cash flow in the third quarter of 2005. The remaining 39 per cent of third quarter 2006 cash flow ($78.9 million) was used to fund 72 per cent of ARC's third quarter 2006 capital and contribute $3 million to the reclamation fund.

Monthly cash distributions for the third quarter of 2006 were $0.20 per unit. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The following items may be deducted from cash flow to arrive at cash distributions to unitholders:

     o An annual $12 million contribution to reclamation funds and interest earned on the reclamation fund balances. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties. The contribution level is reviewed annually based on a detailed assessment of the Trust's total future abandonment obligation, a 20-year funding schedule, an estimated return based on current interest rates and the funding amount is approved by the Health, Safety and Environment committee. As future abandonment and reclamation obligations will be settled with reclamation fund balances over the life of the properties, the Trust does not anticipate any separate deductions from cash flow for abandonment and reclamation costs. The annual contribution may be higher than $12 million in future periods depending on acquisition and capital development activity and abandonment cost estimates to reclaim the Trust's oil and natural gas properties.

     o The portion of capital expenditures that are funded with cash flow. The Trust's distribution policy guideline is to withhold at least 20 per cent of cash flow to fund a portion of capital expenditures. In the first nine months of 2006, the Trust withheld 37 per cent of its cash flow to fund 88 per cent of its capital program excluding acquisitions. The objective of the Trust's capital expenditure program is to replace natural production declines resulting in stable production. This level of capital expenditures may not replace the Trust's reserves produced out during the period, but rather bring non-producing reserves on stream.

     o Debt principal repayments to the extent that required principal repayment cannot be refinanced by other means. The Trust's current debt level is well within the covenant specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment. Refer to the "Capital Structure" section of this MD&A for a detailed review of the debt covenants.

     o Income taxes that are not passed on to unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The Trust minimizes or eliminates cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income. Taxability of the Trust is passed on to unitholders in the form of taxable distributions. The Trust does not anticipate having to pay any significant amount of cash income taxes in the future and thus does not expect any material deductions from cash flow for income taxes.

     o Working capital requirements as determined by the Trust. Certain working capital amounts may be deducted from cash flow, however such amounts would be minimal and the Trust does not anticipate any such deductions in the foreseeable future.

News Release - November 2, 2006
Page 17
-------------------------------------------------------------------------------

     o The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $17.6 million to $57.9 million will be paid out pursuant to such commitments in 2006 through 2009 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow and in turn cash distributions in future periods.

Cash flow and cash distributions in total and per unit for 2006 and 2005 were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended                 Three months ended
                                                           September 30                       September 30
----------------------------------------------------------------------------------------------------------------------
                                                     2006          2005         %      2006         2005           %
CASH FLOW AND DISTRIBUTIONS                             ($ millions)       Change        ($ per unit)         Change
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                           200.3         168.1        19      0.98         0.88          11
Reclamation fund contributions (1)                   (3.3)         (1.7)       94     (0.02)       (0.01)        100
Capital expenditures funded with cash flow          (75.5)        (73.8)        2     (0.37)       (0.38)         (3)
Discretionary debt repayments                           -             -         -         -            -           -
Other (2)                                            (0.1)            -         -      0.01            -           -
----------------------------------------------------------------------------------------------------------------------
Cash distributions                                  121.4          92.6        31      0.60         0.49          22
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
                                                        Nine months ended                   Nine months ended
                                                           September 30                       September 30

                                                     2006          2005         %      2006         2005           %
CASH FLOW AND DISTRIBUTIONS                             ($ millions)       Change        ($ per unit)         Change
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                           586.1         431.9        36      2.88         2.27          27
Reclamation fund contributions (1)                   (9.7)         (5.1)       90     (0.05)       (0.03)         67
Capital expenditures funded with cash flow         (214.5)       (162.0)       32     (1.05)       (0.85)         24
Discretionary debt repayments                           -          (3.9)        -         -        (0.02)          -
Other (2)                                               -             -         -      0.02         0.02           -
----------------------------------------------------------------------------------------------------------------------
Cash distributions                                  361.9         260.9        39      1.80         1.39          29
======================================================================================================================

------------
(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.
(2) Other total dollars represents working capital adjustments. Other per unit includes the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average units in the year.

The Trust continually assesses distribution levels, in light of commodity prices, to ensure that distributions are in line with the long-term strategy and objectives of the Trust as per the following guidelines:

     o To maintain a level of distributions that, in the opinion of Management and the Board of Directors, are sustainable for a minimum period of six months. The Trust's objective is to normalize the volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

     o To ensure that the Trust's payout ratio does not exceed 80 per cent on an annual basis. The Trust believes that at least 20 per cent of cash flow should be reinvested in capital development activities in order to offset, in part, the natural production declines of the Trust's assets over the long-term. Using a minimum 20 per cent of cash flow to fund capital development activities reduces the requirements of the Trust to use debt and equity to finance these expenditures. This may result in 100 per cent of capital development activities being funded with cash flow in a given period depending on the levels of cash flow and capital expenditures. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

In order to set distributions to meet the above noted objectives, the Trust maintains an annual cash flow forecast that incorporates actual results of the Trust and market conditions. An annual distribution is determined based on the Trust's objectives of a maximum annual payout ratio of 80 percent, a minimum of 20 per cent of annual cash flow to fund capital expenditures, and a minimum annual contribution to the reclamation funds of $12 million. As market conditions change, the forecast is updated to assess whether there should be a change in distribution levels. A change to distributions is proposed only if there is a reasonable probability that the revised distribution may be

News Release - November 2, 2006
Page 18
-------------------------------------------------------------------------------

maintained for a minimum six-month period. If distribution levels remain the same, the difference in cash flow between estimated and actual results is reflected in the level of cash funded capital expenditures.

The actual amount of future monthly cash distributions are proposed by management and are subject to the approval and discretion of the Board of Directors. The Board reviews future cash distributions in conjunction with their review of quarterly operating and financial results.

HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR
The following table presents cash distributions paid and payable for each calendar period. Cash distributions for 2006 include distributions paid and payable up to and including September 30, 2006:

--------------------------------------------------------------------------------------------------------------------
CALENDAR YEAR                         DISTRIBUTIONS (1)            TAXABLE PORTION            RETURN OF CAPITAL
--------------------------------------------------------------------------------------------------------------------
2006 YTD (2)                                    2.00(2)                       1.96(2)                      0.04(2)
2005                                            1.94                          1.90                         0.04
2004                                            1.80                          1.69                         0.11
2003                                            1.78                          1.51                         0.27
2002                                            1.58                          1.07                         0.51
2001                                            2.41                          1.64                         0.77
2000                                            1.86                          0.84                         1.02
1999                                            1.25                          0.26                         0.99
1998                                            1.20                          0.12                         1.08
1997                                            1.40                          0.31                         1.09
1996                                            0.81                          -                            0.81
--------------------------------------------------------------------------------------------------------------------
CUMULATIVE                                    $18.03                        $11.30                        $6.73
====================================================================================================================

------------
(1)  Based on cash distributions paid in the calendar year.
(2) Based on cash distributions paid and payable in 2006 up to and including September 30, 2006 and estimated taxable portion of 2006 distributions of 98 per cent.

2006 MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid for 2006 along with relevant payment dates are as follows:

--------------------------------------------------------------------------------------------------------------------
EX-DISTRIBUTION DATE            RECORD DATE                 DISTRIBUTION PAYMENT DATE          TOTAL DISTRIBUTION
--------------------------------------------------------------------------------------------------------------------
December 28, 2005               December 31, 2005           January 16, 2006                               0.20
January 27, 2006                January 31, 2006            February 15, 2006                              0.20
February 24, 2006               February 28, 2006           March 15, 2006                                 0.20
March 29, 2006                  March 31, 2006              April 17, 2006                                 0.20
April 26, 2006                  April 30, 2006              May 15, 2006                                   0.20
May 29, 2006                    May 31, 2006                June 15, 2006                                  0.20
June 28, 2006                   June 30, 2006               July 17, 2006                                  0.20
July 27, 2006                   July 31, 2006               August 15, 2006                                0.20
August 29, 2006                 August 31, 2006             September 15, 2006                             0.20
September 27, 2006              September 30, 2006          October 16, 2006                               0.20
October 27, 2006                October 31, 2006            November 15, 2006                              0.20
November 28, 2006               November 30, 2006           December 15, 2006                             *0.20
December 27, 2006               December 31, 2006           January 15, 2007                              *0.20
====================================================================================================================
* Estimated

News Release - November 2, 2006
Page 19
-------------------------------------------------------------------------------

TAXATION OF CASH DISTRIBUTIONS
Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

For 2006, it is estimated that cash distributions paid and payable in the calendar year will be approximately 98 per cent return on capital (taxable) and two per cent return of capital (tax deferred). Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

DEFICIT
During the second quarter, presentation changes were made to combine the previously reported accumulated earnings and accumulated cash distribution figures on the balance sheet into a single deficit balance. The Trust has historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the current period, while accumulated earnings are based on cash flow generated in the current period less a depletion and depreciation expense recorded on the original property, plant, and equipment investment. Numbers presented for comparative purposes have been restated to reflect this change in presentation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Trust's contractual obligations and commitments as at September 30, 2006:

-----------------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
($ MILLIONS)                                2006      2007-2008        2009-2010      THEREAFTER          TOTAL
-----------------------------------------------------------------------------------------------------------------
Debt repayments                                -           20.1            296.5           189.4          506.0
Reclamation fund contributions (1)           3.1           11.8             10.2            80.9          106.0
Purchase commitments                         4.2           14.0              3.3             8.0           29.5
Operating leases                             1.7            9.6              9.7               -           21.0
Derivative contract premiums (2)             5.2            9.2              1.7               -           16.1
Retention bonuses                              -            1.0                -               -            1.0
-----------------------------------------------------------------------------------------------------------------
Total contractual obligations               14.2           65.7            321.4           278.3          679.6
=================================================================================================================

------------
(1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired with the Redwater and NPCU acquisition.
(2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The above noted derivative contract premiums are part of the Trust's commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at September 30, 2006 on the balance sheet as part of commodity and foreign currency contracts.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2006 capital budget has been approved by the Board at $370 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

OFF BALANCE SHEET ARRANGEMENTS
The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2006.

The Trust's long-term electricity hedge and interest rate hedges have not been recorded as an asset or liability on the balance sheet as they qualify as effective accounting hedges.

News Release - November 2, 2006
Page 20
-------------------------------------------------------------------------------

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of approximately $16.1 million will be paid in 2006 through 2009 for the put contracts in place at September 30, 2006. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at September 30, 2006 on the balance sheet.

CRITICAL ACCOUNTING ESTIMATES
The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

     o estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
     o    estimated capital expenditures on projects that are in progress;
     o estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which the Trust expects to recover in the future;
     o estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
     o estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
     o estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

INTERNAL CONTROLS UPDATE
ARC is required to comply with section 404 of the Sarbanes-Oxley Act ("SOX") legislation on December 31, 2006. Section 404 requires that the Trust identify, document, assess, and test the effectiveness of internal controls over financial reporting. The Trust's external auditors are required to issue an opinion on the effectiveness of the Trust's internal controls over financial reporting as at December 31, 2006. The Trust is currently reviewing all internal controls over financial reporting to ensure that such controls are effective in ensuring that the information disclosed in reports is accurately recorded, processed, summarized and reported within specified time periods.

As of December 31, 2005, an internal evaluation was carried out of the effectiveness of the Trust's disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information relating to the Trust is made known to management on a timely basis and is included in this report. No changes were made to our internal control over financial reporting during the nine months ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In addition to SOX, ARC is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-SOX"). ARC is currently complying with this legislation by filing bare interim and annual certificates. It is expected that ARC will be required to file a full annual certificate in conjunction with the December 31, 2006 year end. The Canadian requirements closely parallel the SEC's certification rules, however, currently there is no requirement to have external auditor's opinion on the Trust's internal controls or management's assessment thereof.

OBJECTIVES AND 2006 OUTLOOK
It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan.

To the end of the third quarter of 2006, the Trust has provided cumulative cash distributions of $18.03 per unit and capital appreciation of $17.21 per unit for a total return of $35.24 per unit (26.7 per cent annualized total return) for unitholders who invested in the Trust at inception in July of 1996. For the first nine months of 2006, the Trust provided unitholders with a total return of 9.6 per cent and achieved a 62 per cent payout ratio based on average prices

News Release - November 2, 2006
Page 21
-------------------------------------------------------------------------------

of WTI US$68.29 per barrel of oil and $7.19 per mcf of natural gas. Subsequent to quarter end, commodity prices declined to approximately US$60.00 per barrel of oil and $6.00 per mcf of natural gas, which if applied to third quarter operating results would have resulted in an increase in the payout ratio to approximately 70 per cent based on current distribution levels.

During the fourth quarter of 2006, ARC will continue to be active with a robust drilling and development program on its diverse asset base. The $370 million capital expenditure budget for 2006 is being deployed on well tie-ins and other facility related costs, a balanced drilling program of low and moderate risk wells, and the acquisition of undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

Current low debt levels and a strong working capital position provide the Trust with the financial flexibility to fund the 2006 capital expenditure program and be poised to take advantage of accretive acquisition opportunities. The Trust is continually executing minor property acquisitions and dispositions in order to enhance the Trust's portfolio of oil and natural gas assets. The Trust continually reviews potential acquisitions of both conventional oil and natural gas reserves and in the broader energy industry. Acquisitions are evaluated internally and acquisitions in excess of $25 million are subject to Board approval.

Following is a summary of the Trust's 2006 Guidance:

----------------------------------------------------------------------------------------------------------------------
                                                       2006 REVISED    2006 PREVIOUS          2006         % VARIANCE
                                                           GUIDANCE         GUIDANCE    ACTUAL YTD
----------------------------------------------------------------------------------------------------------------------
PRODUCTION (BOE PER DAY)                                     63,000           62,800        62,851                  -
----------------------------------------------------------------------------------------------------------------------
EXPENSES ($/BOE):
     Operating costs                                           8.40             8.40          8.27                (2)
     Transportation                                            0.70             0.70          0.62               (13)
     G&A expenses - cash (1)                                   1.65             1.70          1.52               (12)
     G&A expenses - stock compensation plans                   0.60             0.65          0.64                (2)
     Interest                                                  1.35             1.35          1.34                (1)
     Cash taxes                                                0.02             0.02          0.02                  -
----------------------------------------------------------------------------------------------------------------------
                                                         370 over 4       370 over 4
CAPITAL EXPENDITURES ($ MILLIONS)                          quarters         quarters           243               (35)
----------------------------------------------------------------------------------------------------------------------
UNITS (MILLIONS)(2)                                             205              205           204                  -
======================================================================================================================

------------
(1)  Includes cash portion of whole unit plan.
(2)  Weighted average trust units and units issuable.

Full year 2006 production guidance has increased to 63,000 boe per day due to good results to date for the 2006 capital program and a minor property acquisition that closed in October 2006. It is expected that fourth quarter production will increase following third quarter turnaround and maintenance activities, and with new production coming on-stream from wells drilled during the third quarter.

The variance-to-date for operating costs on a boe basis is attributed to the seasonality of operating costs and the strong production results achieved in the first nine months of 2006. It is expected that operating costs will increase in the fourth quarter of 2006 and therefore the Trust is maintaining the annual operating cost guidance estimate of $8.40 per boe.

Transportation costs are expected to closely approximate the guidance for 2006 of $0.70 per boe for the full year. Transportation costs are expected to increase in the fourth quarter due to certain pipeline restrictions resulting in production having to be trucked at a higher cost.

Overall year-to-date G&A expense at $2.16 per boe is lower than the guidance of $2.35 per boe as a result of higher operating recoveries on operated properties attributed to high levels of capital activity. Also, the reduction in the trust unit price in the third quarter resulted in a reduction in third quarter and annual estimated 2006 whole unit compensation, therefore, the Trust is lowering the annual G&A guidance to $2.25 per boe for 2006.

Interest expense of $1.34 per boe closely approximates the annual guidance for interest expense. Therefore the Trust maintains the annual interest expense guidance of $1.35 per boe.

News Release - November 2, 2006
Page 22
-------------------------------------------------------------------------------

The Trust does not anticipate any further cash taxes to be paid in the remainder of 2006 and therefore maintains the annual guidance for cash taxes of $0.02 per boe.

To the end of the third quarter, the Trust had incurred $242.6 million of capital expenditures pursuant to the $370 million capital development program. The Trust has significant capital development projects planned for the fourth quarter of 2006 and therefore maintains its annual capital expenditure guidance target of $370 million.

See "Outlook" in the Trust's Annual Report MD&A for additional discussion of the Trust's key future objectives.

2006 CASH FLOW

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

-----------------------------------------------------------------------------------------------------------
                                                                                         IMPACT ON ANNUAL
                                                                                                CASH FLOW

BUSINESS ENVIRONMENT                           ASSUMPTION                   CHANGE                 $/UNIT
-----------------------------------------------------------------------------------------------------------
Oil price (US$WTI/barrel) (1)                $      65.00                $    1.00              $    0.05
Natural gas price (CDN$AECO/mcf) (1)         $       6.80                $    0.10              $    0.03
USD/CAD exchange rate                        $       0.88                $    0.01              $    0.05
Interest rate on debt                                 5.7%                     1.0%             $    0.03
-----------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume (bbls/d)                 32,300                      1.0%             $    0.03
Gas production volumes (mmcf/d)                     184.0                      1.0%             $    0.01
Operating expenses per boe                  $       8.40                       1.0%             $    0.01
Cash G&A expenses per boe                   $       1.65                      10.0%             $    0.02
===========================================================================================================

------------
(1)  Analysis does not include the effect of derivative contracts.


ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2005 Annual Report MD&A for a detailed assessment.

ADDITIONAL INFORMATION
Additional information relating to ARC can be found on SEDAR at WWW.SEDAR.COM.

News Release - November 2, 2006
Page 23
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
QUARTERLY REVIEW
(CDN$ thousands, units thousands,
except per unit amounts)                           2006                |                        2005                    |   2004
-----------------------------------------------------------------------|------------------------------------------------|-----------
FINANCIAL                                  Q3          Q2          Q1  |         Q4          Q3          Q2          Q1 |        Q4
Revenue before royalties              312,250     306,749     318,931  |    365,298     310,249     251,596     238,054 |   232,112
     Per unit (1)                        1.52        1.51        1.58  |       1.89        1.62        1.32        1.26 |      1.23
Cash flow                             200,257     194,653     191,200  |    207,621     168,117     121,808     141,965 |   106,935
     Per unit - basic  (1)               0.98        0.96        0.94  |       1.07        0.88        0.64        0.75 |      0.57
     Per unit - diluted                  0.97        0.95        0.94  |       1.07        0.87        0.63        0.74 |      0.56
Net income                            116,855     182,499     104,071  |    130,474     114,600      73,215      38,646 |   112,995
     Per unit - basic                    0.58        0.91        0.52  |       0.68        0.61        0.39        0.21 |      0.61
     Per unit - diluted                  0.58        0.91        0.52  |       0.68        0.59        0.39        0.20 |      0.60
Cash distributions                    121,435     120,620     119,867  |    115,671      92,559      84,468      83,867 |    83,531
     Per unit (2)                        0.60        0.60        0.60  |       0.60        0.49        0.45        0.45 |      0.45
Total assets                        3,335,817   3,277,849   3,279,721  |  3,251,161   2,483,540   2,427,463   2,303,948 | 2,304,998
Total liabilities                   1,371,256   1,339,856   1,434,090  |  1,415,519     912,160     895,179     785,776 |   755,650
Net debt outstanding (3)              579,670     567,442     598,911  |    578,086     357,560     366,216     254,252 |   264,842
Weighted average units (4)            205,050     203,708     202,479  |    193,445     191,709     190,315     189,210 |   188,521
                                                                       |                                                |
Units outstanding and issuable        205,743     204,441     203,090  |    202,039     192,089     191,329     189,609 |   188,804
-----------------------------------------------------------------------|------------------------------------------------|-----------
CAPITAL EXPENDITURES                                                   |                                                |
($ thousands)                                                          |                                                |
Geological and geophysical              2,222       2,825       2,718  |      3,040       2,258       2,659       1,262 |       867
Land                                    1,353      14,295       4,868  |      5,540       2,048         815         812 |     2,484
Drilling and completions               76,219      29,754      55,383  |     60,150      63,628      32,650      35,230 |    36,641
Plant and facilities                   24,602      10,931      15,540  |     17,031      14,803       8,703      14,495 |     6,183
Other capital                             525         836         536  |      2,020         317         652         721 |     1,480
Total capital expenditures            104,921      58,641      79,045  |     87,781      83,054      45,479      52,520 |    47,655
Property acquisitions                                                  |                                                |
(dispositions) net                      8,359       2,799      27,613  |      3,037       5,860      78,721       3,668 |   (1,036)
Corporate acquisitions (5)                  -           -           -  |    462,814           -      42,182           - |    41,449
Total capital expenditures and                                         |                                                |
net acquisitions                      113,280      61,440     106,658  |    553,632      88,914     166,382      56,188 |    88,068
-----------------------------------------------------------------------|------------------------------------------------|-----------
OPERATING                                                              |                                                |
Production                                                             |                                                |
     Crude oil (bbl/d)                 29,108      27,805      29,651  |     25,534      23,513      22,046      21,993 |    22,969
     Natural gas (mmcf/d)               173.4       178.5       185.0  |      177.9       168.2       173.1       176.1 |     174.7
     Natural gas liquids (bbl/d)        4,166       4,247       4,120  |      3,943       4,047       3,962       4,072 |     4,097
     Total (boe per day 6:1)           62,178      61,803      64,600  |     59,120      55,592      54,860      55,410 |    56,179
Average prices                                                         |                                                |
     Crude oil ($/bbl)                  71.84       71.86       59.53  |      62.12       69.37       58.37       53.63 |     49.48
     Natural gas ($/mcf)                 6.10        6.35        8.40  |      12.05        9.08        7.42        7.20 |      6.82
     Natural gas liquids ($/bbl)        56.60       54.44       52.91  |      57.14       50.43       46.13       46.57 |     43.72
     Oil equivalent ($/boe) (6)         54.59       54.54       54.86  |      67.16       60.66       50.40       47.74 |     44.62
-----------------------------------------------------------------------|------------------------------------------------|-----------
TRUST UNIT TRADING                                                     |                                                |
(based on intra-day trading)                                           |                                                |
Unit prices                                                            |                                                |
High                                    30.74       28.61       27.51  |      27.58       24.20       20.30       20.40 |     17.98
Low                                     25.25       24.35       25.09  |      20.45       19.94       16.88       16.55 |     14.80
Close                                   27.21       28.00       27.36  |      26.49       24.10       19.94       18.15 |     17.90
Average daily volume (thousands)          614         548         546  |        653         599         605         895 |       456
=======================================================================|================================================|===========

------------
(1) Based on weighted average units plus units issuable for exchangeable shares.
(2)  Based on number of units outstanding at each cash distribution date.
(3) Total current and long-term debt net of working capital. Net debt excludes commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(4)  Includes units issuable for outstanding exchangeable shares.
(5) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligations, and future income tax liability assumed on acquisition.
(6)  Includes other revenue.

News Release - November 2, 2006
Page 24
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
As at September 30 and December 31 (unaudited)

($CDN thousands)                                                                 2006                    2005
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                                              $          379           $           -
     Accounts receivable                                                      120,709                 122,956
     Prepaid expenses                                                          25,765                  14,020
     Commodity and foreign currency contracts (Note 6)                         20,605                   3,125
---------------------------------------------------------------------------------------------------------------
                                                                              167,458                 140,101
Reclamation fund (Note 3)                                                      28,971                  23,491
Property, plant and equipment                                               2,961,796               2,929,977
Long-term investment (Note 2)                                                  20,000                       -
Goodwill                                                                      157,592                 157,592
---------------------------------------------------------------------------------------------------------------
Total assets                                                           $     3,335,817          $   3,251,161
===============================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                          $      179,902           $     148,587
     Cash distributions payable                                                40,603                  39,839
     Commodity and foreign currency contracts (Note 6)                         33,187                   7,167
---------------------------------------------------------------------------------------------------------------
                                                                              253,692                 195,593
Long-term debt (Note 4)                                                       506,018                 526,636
Other long-term liabilities (Note 5)                                           13,853                  12,360
Asset retirement obligations (Note 7)                                         172,609                 165,053
Future income taxes (Note 8)                                                  425,084                 515,877
---------------------------------------------------------------------------------------------------------------
Total liabilities                                                           1,371,256               1,415,519
---------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 16)

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 9)                                              39,739                  37,494

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 10)                                         2,318,922               2,230,842
     Contributed surplus (Note 12)                                              3,473                   6,382
     Deficit (Note 11)                                                       (397,573)               (439,076)
---------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,924,822               1,798,148
---------------------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                              $    3,335,817           $   3,251,161
===============================================================================================================

See accompanying notes to consolidated financial statements

News Release - November 2, 2006
Page 25
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT For the three and nine months ended September 30 (unaudited)

                                                                Three months ended             Nine months ended
                                                                   September 30                  September 30
($CDN thousands, except per unit amounts)                        2006          2005           2006         2005
-------------------------------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas and natural gas liquids               $ 312,250     $ 310,249      $ 937,930    $ 799,899
     Royalties                                                (53,456)      (65,325)      (170,719)    (161,807)
-------------------------------------------------------------------------------------------------------------------
                                                              258,794       244,924        767,211      638,092
     Gain (loss) on commodity and foreign currency
     contracts (Note 6)
           Realized                                             9,549       (26,578)        19,428      (61,124)
           Unrealized                                             587        12,247         (8,540)     (28,126)
-------------------------------------------------------------------------------------------------------------------
                                                              268,930       230,593        778,099      548,842
-------------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation                                             3,454         3,391         10,720       10,758
     Operating                                                 50,427        36,171        141,941      103,284
     General and administrative                                10,349        10,020         37,005       27,421
     Interest on long-term debt (Note 4)                        7,867         4,461         23,068       10,935
     Depletion, depreciation and accretion                     87,772        65,797        263,713      190,824
     Loss (gain) on foreign exchange                              188       (11,921)       (17,050)      (7,813)
-------------------------------------------------------------------------------------------------------------------
                                                              160,057       107,919        459,397      335,409
-------------------------------------------------------------------------------------------------------------------
Income before taxes                                           108,873       122,674        318,702      213,433
Capital and other taxes                                             -          (606)          (329)      (1,593)
Future income tax recovery (expense) (Note 8)                   9,629        (5,700)        90,793       18,200
-------------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                    118,502       116,368        409,166      230,040
Non-controlling interest (Note 9)                              (1,647)       (1,768)        (5,741)      (3,579)
-------------------------------------------------------------------------------------------------------------------
Net income                                                 $  116,855    $  114,600     $  403,425   $  226,461
===================================================================================================================

Deficit, beginning of period                               $ (392,993)   $ (475,920)    $ (439,076)  $ (419,445)
Distributions paid or declared (Note 14)                     (121,435)      (92,559)      (361,922)    (260,895)
Deficit, end of period                                     $ (397,573)   $ (453,879)    $ (397,573)  $ (453,879)
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
Net income per unit (Note 15)
     Basic                                                    $ 0.58         $ 0.61        $ 2.01        $ 1.21
     Diluted                                                  $ 0.58         $ 0.59        $ 2.00        $ 1.18
===================================================================================================================

See accompanying notes to consolidated financial statements.

News Release - November 2, 2006
Page 26
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30 (unaudited)

                                                                Three months ended             Nine months ended
                                                                   September 30                  September 30
($CDN thousands)                                                 2006         2005             2006        2005
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                  $ 116,855    $ 114,600        $ 403,425   $ 226,461
Add items not involving cash:
     Non-controlling interest                                   1,647        1,768            5,741       3,579
     Future income tax (recovery) expense                      (9,629)       5,700          (90,793)    (18,200)
     Depletion, depreciation and accretion                     87,772       65,797          263,713     190,824
     Non-cash (gain) loss on commodity
           and foreign currency contracts (Note 6)               (587)     (12,247)           8,540      28,126
     Non-cash loss (gain) on foreign exchange                     135      (11,939)         (16,514)     (7,940)
     Non-cash trust unit incentive compensation
           (Notes 12 and 13)                                    4,064        4,438           11,997       9,041
Expenditures on site restoration and reclamation               (3,363)        (946)          (6,597)     (3,035)
Change in non-cash working capital                              6,539      (54,395)          (4,875)    (59,428)
-----------------------------------------------------------------------------------------------------------------
                                                              203,433      112,776          574,637     369,428
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment) issuance of long-term debt, net                   (21,766)       8,007           (4,072)    103,170
Issue of trust units                                            3,594        2,123           12,177      17,024
Trust unit issue costs                                             (5)          (8)            (256)        (21)
Cash distributions paid, net of distribution reinvestment     (95,257)     (76,898)        (293,928)   (225,610)
Payment of retention bonuses                                   (1,000)      (1,000)          (1,000)     (1,000)
Change in non-cash working capital                              1,216        1,783            2,661       1,820
-----------------------------------------------------------------------------------------------------------------
                                                             (113,218)     (65,993)        (284,418)   (104,617)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Corporate acquisition, net of cash received                         -            -                -     (42,182)
Acquisition of petroleum and natural gas properties            (8,422)     (22,846)         (40,839)   (108,215)
Proceeds on disposition of petroleum
     and natural gas properties                                    63       16,985            2,066      19,965
Capital expenditures                                         (104,334)     (83,047)        (240,823)   (180,638)
Long-term investment                                                -            -          (20,000)          -
Net reclamation fund contributions                             (1,823)        (983)          (5,480)     (1,969)
Changes in non-cash working capital                            24,680       47,772           15,236      48,479
-----------------------------------------------------------------------------------------------------------------
                                                              (89,836)     (42,119)        (289,840)   (264,560)
-----------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                             379        4,664              379         251
CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                            -            -                -       4,413
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                 $        379        $   4,664 $        379 $     4,664
=================================================================================================================

See accompanying notes to consolidated financial statements.

News Release - November 2, 2006
Page 27
-------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2005 annual report.

2.   LONG-TERM INVESTMENT

     During the second quarter the Trust entered into an equity investment in a private oil sands company in the amount of $20 million. This portfolio investment is carried at cost and is subject to impairment in the event of a non-temporary decline in value.

     The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company.

3.   RECLAMATION FUND

     During the third quarter of 2006, the Trust made a $3 million contribution to a restricted reclamation fund. The restricted reclamation fund was set-up to pay for future restoration and reclamation expenditures on specific properties owned by the Trust.

                                                           SEPTEMBER 30, 2006                December 31, 2005
     ------------------------------------------------------------------------------------------------------------
     Non-restricted reclamation fund                    $              25,971                $          23,491
     Restricted reclamation fund                                        3,000                                -
     ------------------------------------------------------------------------------------------------------------
     Total reclamation fund                             $              28,971                $          23,491
     ============================================================================================================

4.   LONG-TERM DEBT

                                                           SEPTEMBER 30, 2006               December 31, 2005
     ------------------------------------------------------------------------------------------------------------
     Revolving credit facilities
         Syndicated credit facility                     $             249,493                $        254,680
         Working capital facility                                           6                           3,800
     Senior secured notes
         5.42% USD Note                                                83,648                          87,443
         4.94% USD Note                                                33,459                          34,977
         4.62% USD Note                                                69,706                          72,868
         5.10% USD Note                                                69,706                          72,868
     ------------------------------------------------------------------------------------------------------------
     Total long-term debt outstanding                   $             506,018                $        526,636
     ------------------------------------------------------------------------------------------------------------

     Various borrowing options exist under the credit facility including prime rate advances, bankers' acceptances and LIBOR-based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 65 bps and 115 bps, depending on certain consolidated financial ratios.

News Release - November 2, 2006
Page 28
-------------------------------------------------------------------------------

     The following represents the significant financial covenants governing the credit facility:

          o Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;
          o Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and
          o Long-term debt and letters of credit not to exceed 50 per cent of unitholders' equity and long-term debt, letters of credit, and subordinated debt.

     In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at September 30, 2006, the Trust was in compliance with all covenants and had $4.8 million in letters of credit ($4.4 million in 2005) and no subordinated debt.

     The weighted-average effective interest rate under the credit facility was
     5.8 per cent for the three months ended September 30, 2006 (3.2 per cent in 2005) and 5.3 per cent for the nine months ended September 30, 2006 (3.2 per cent in 2005).

     Amounts due under the senior secured notes and working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

     Interest paid during the period did not differ significantly from interest expense.

5.   OTHER LONG-TERM LIABILITIES

                                                            SEPTEMBER 30, 2006               December 31, 2005
     -----------------------------------------------------------------------------------------------------------
     Retention bonuses                                          $           -                  $         1,000
     Accrued long-term incentive compensation                           13,853                          11,360
     -----------------------------------------------------------------------------------------------------------
     Total other long-term liabilities                          $       13,853                 $        12,360
     ===========================================================================================================

     The  retention  bonuses  liability  arose  upon   internalization  of  the
     management contract in 2002.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at September 30, 2006 (see Note 13). This amount is payable in 2007 through 2009.

6.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

News Release - November 2, 2006
Page 29
-------------------------------------------------------------------------------

     Following is a summary of all derivative contracts in place as at September 30, 2006:

     FINANCIAL WTI CRUDE OIL SALES CONTRACTS
                                           Volume     Bought Put        Sold Put      Sold Call
     Term                   Contract        bbl/d        US$/bbl         US$/bbl        US$/bbl
     -------------------------------------------------------------------------------------------------------------
     2006
     Oct 06 - Oct 06          Collar        1,000          75.00               -          95.00
     Oct 06 - Dec 06      Put Spread        2,000          55.00           45.00              -
     Oct 06 - Dec 06      Bought Put        1,000          50.00               -              -
     Oct 06 - Dec 06      Bought Put        1,000          55.00               -              -
     Oct 06 - Dec 06  3 - Way Collar        5,000          55.00           40.00          90.00
     Oct 06 - Dec 06  3 - Way Collar        1,000          75.00           65.00          95.00
     Nov 06 - Dec 06      Put Spread        1,000          75.00           65.00              -
     -------------------------------------------------------------------------------------------------------------

     2007
     Jan 07 - Jun 07      Put Spread        1,000          75.00           65.00              -
     Jan 07 - Jun 07      Put Spread        1,000          75.00           62.70              -
     Jan 07 - Dec 07      Put Spread        1,000          75.00           60.00              -
     Jan 07 - Dec 07  3 - Way Collar        5,000          55.00           40.00          90.00
     -------------------------------------------------------------------------------------------------------------

     2008
     Jan 08 - Dec 08   3 - Way Collar       5,000          55.00           40.00          90.00
     -------------------------------------------------------------------------------------------------------------

     2009
     Jan 09 - Dec 09   3 - Way Collar       5,000          55.00           40.00          90.00
     =============================================================================================================

     FINANCIAL AECO NATURAL GAS SALES CONTRACTS
                                           Volume     Bought Put        Sold Put      Sold Call
     Term                   Contract         GJ/d        CDN$/GJ         CDN$/GJ        CDN$/GJ
     -------------------------------------------------------------------------------------------------------------
     Oct 06 - Oct 06      Bought Put       10,000           8.00               -
     Oct 06 - Oct 06      Bought Put       10,000           5.70               -
     Oct 06 - Oct 06      Put Spread       10,000           6.50            4.48
     Oct 06 - Oct 06      Put Spread       10,000           6.50            4.15
     Oct 06 - Oct 06      Put Spread       10,000           6.75            4.75
     Oct 06 - Oct 06      Put Spread       10,000           7.50            5.50
     Oct 06 - Oct 06      Put Spread       10,000           7.50            5.50
     Oct 06 - Oct 06      Put Spread       10,000           9.00            7.00
     Nov 06 - Mar 07          Collar       20,000           8.50               -          12.35
     Nov 06 - Mar 07          Collar       10,000           8.00               -          12.00
     Nov 06 - Mar 07  3 - Way Collar       10,000           8.00            5.50          11.90
     -------------------------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS AECO (MONTHLY) TO NYMEX (LAST 3 DAY) BASIS CONTRACTS
                                           Volume           Swap
     Term                   Contract      mmbtu/d      US$/mmbtu
     -------------------------------------------------------------------------------------------------------------
     Oct 06 - Oct 06            Swap       40,000       (1.1925)
     Nov 06 - Nov 06            Swap       20,000       (0.9000)
     Nov 06 - Mar 07            Swap       40,000       (1.3125)
     Apr 07 - Oct 08            Swap       50,000       (1.1160)
     Nov 08 - Oct 10            Swap       50,000       (1.0430)
     -------------------------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS AECO (MONTHLY) TO NYMEX (MONTHLY) BASIS CONTRACTS
                                           Volume           Swap
     Term                   Contract      mmbtu/d      US$/mmbtu
     -------------------------------------------------------------------------------------------------------------
     Oct 06 - Oct 06            Swap       20,000       (1.2400)
     =============================================================================================================

News Release - November 2, 2006
Page 30
-------------------------------------------------------------------------------

     FINANCIAL FOREIGN EXCHANGE CONTRACTS
                                           Volume           Swap            Swap     Bought Put       Sold Put
     Term                   Contract       MM US$       CDN$/US$        US$/CDN$       CDN$/US$       CDN$/US$
     -------------------------------------------------------------------------------------------------------------
     USD SALES CONTRACTS
     Oct 06 - Dec 06            Swap         15.0         1.1659          0.8577              -              -
     -------------------------------------------------------------------------------------------------------------

     USD PURCHASE CONTRACTS
     Oct 06 - Dec 06            Swap         15.0         1.1685          0.8558              -              -
     -------------------------------------------------------------------------------------------------------------

     USD OPTION CONTRACTS
     Oct 06 - Dec 06      Put Spread          3.0              -               -         1.1345         1.1000
     Oct 06 - Dec 06      Put Spread          3.0              -               -         1.1345         1.0900
     =============================================================================================================

     FINANCIAL ELECTRICITY CONTRACTS (1)
                                           Volume           Swap
     Term                   Contract          MWh       CDN$/MWh
     -------------------------------------------------------------------------------------------------------------
     Oct 06 - Dec 06            Swap         20.0          62.56
     Jan 07 - Dec 07            Swap         20.0          64.63
     Jan 08 - Dec 08            Swap         15.0          60.17
     Jan 09 - Dec 09            Swap         15.0          59.33
     Jan 10 - Dec 10            Swap          5.0          63.00
     =============================================================================================================
     (1) Contracted volume is based on a 24/7 term.

     FINANCIAL INTEREST RATE CONTRACTS (2)
                       Principal Fixed Annual Spread on
     Term                   Contract       MM US$       Rate (%)     3 Mo. LIBOR
     -------------------------------------------------------------------------------------------------------------
     Jul 06 - Apr 14            Swap         30.5           4.62        38.5 bps
     Jul 06 - Apr 14            Swap         32.0           4.62       (25.5 bps)
     =============================================================================================================

------------
     (2) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus or minus a spread and receives the fixed interest rate.

     The Trust has designated all fixed price electricity contracts as effective accounting hedges on their respective contract dates. A realized gain of $1.4 million and $1 million for three and nine months ended September 30, 2006, respectively, on the electricity contracts has been included in operating costs (loss of $0.04 million and $0.3 million, respectively, in 2005). The fair value unrealized loss on the electricity contracts of $2 million has not been recorded on the consolidated balance sheet as at September 30, 2006.

     The Trust has entered into interest rate swap contracts to manage its interest rate exposure on debt instruments. These contracts have been designated as effective accounting hedges on the contract date. A realized loss of $0.5 million and $0.5 million for three and nine months ended September 30, 2006, respectively, on the interest rate swap contracts has been included in interest expense (loss of $0.1 million and gain of $0.7 million, respectively, in 2005). The fair value unrealized loss on the interest rate swap contracts of $1.4 million has not been recorded on the consolidated balance sheet as at September 30, 2006.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for as assets and liabilities in the consolidated balance sheet based on their fair values.

News Release - November 2, 2006
Page 31
-------------------------------------------------------------------------------

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges for the first nine months of the year:

                                                                  SEPTEMBER 30, 2006      September 30, 2005
     ----------------------------------------------------------------------------------------------------------
     Fair value, beginning of period (1)                           $          (4,042)       $         (4,042)
     Fair value, end of period (1)                                           (12,582)                (32,168)
     ----------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                          (8,540)                (28,126)
     Realized gains (losses) in the period                                    19,428                 (61,124)
     ----------------------------------------------------------------------------------------------------------
     Gain (loss) on commodity and foreign currency contracts (1)    $         10,888        $        (89,250)
     ==========================================================================================================

     Commodity and foreign currency contracts liability            $         (33,187)       $        (39,724)
     Commodity and foreign currency contracts asset                $          20,605        $          7,556
     ==========================================================================================================

------------
     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

     At September 30, 2006, the fair value of the contracts that were not designated as accounting hedges was a loss of $12.6 million. The Trust recorded a net gain on commodity and foreign currency contracts of $10.9 million in the statement of income for the first nine months of 2006 ($89.3 million loss in 2005). This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges.

7.   ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the Trust's asset retirement obligations:

                                                                SEPTEMBER 30, 2006          December 31, 2005
     -----------------------------------------------------------------------------------------------------------
     Carrying amount, beginning of period                           $      165,053             $       73,001
     Increase in liabilities relating to corporate acquisitions                  -                     71,143
     Increase in liabilities relating to development activities              2,309                      5,096
     Increase in liabilities relating to change in estimate                  4,006                     15,487
     Settlement of liabilities during the period                            (6,597)                    (4,881)
     Accretion expense                                                       7,838                      5,207
     -----------------------------------------------------------------------------------------------------------
     Carrying amount, end of period                                 $      172,609             $      165,053
     ===========================================================================================================

     The Trust's weighted average credit adjusted risk free rate as at September 30, 2006 was 6.3 per cent (5.6 per cent as at December 31, 2005).

8.   INCOME TAXES

     The future income tax recovery of $9.6 million in the third quarter of 2006 included a recovery of $3.3 million relating to additional changes in the Trust's future tax rate applicable to temporary differences and $6.6 million relating to the non-cash Whole Trust Unit incentive plan. In the third quarter of 2005, the future income tax expense of $5.7 million included an expense of $4.2 million due to the unrealized gain on commodity and foreign currency contracts. For the first nine months of 2006, the Trust recorded a future income tax recovery of $90.8 million which included a recovery of $61.7 million due to a reduction tax rates substantively enacted in the second quarter of 2006.

     The Trust's future tax rate applicable to temporary differences currently approximates 30 per cent.

     On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by Trusts and the personal tax treatment of Trust distributions. Currently, the Trust does not pay tax on distributions as tax is paid by the unitholders. If enacted, the proposals would result in taxation of distributions at the Trust level at a rate of 31.5 per cent effective January 1, 2011. As the proposals are not yet enacted, there was no impact on the results of the Trust for the period ended September 30, 2006. The Trust is currently assessing the proposals and the potential implications to the Trust.

News Release - November 2, 2006
Page 32
-------------------------------------------------------------------------------

9.   EXCHANGEABLE SHARES

     ARL EXCHANGEABLE SHARES                                  SEPTEMBER 30, 2006            December 31, 2005
     -----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                          1,595                        1,784
     Exchanged for trust units (1)                                          (138)                        (189)
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                1,457                        1,595
     Exchange ratio, end of period                                       1.96502                      1.83996
     -----------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion, end of period                   2,862                        2,935
     ===========================================================================================================

     (1) During the first nine months of 2006, 138,082 ARL exchangeable shares were converted to units at an average exchange ratio of 1.91113.

     The following is a summary of the non-controlling interest for September 30, 2006 and December 31, 2005:

                                                              SEPTEMBER 30, 2006            December 31, 2005
     -----------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period              $         37,494               $       35,967
     Reduction of book value for conversion to trust units                (3,496)                      (4,018)
     Current period net income attributable to
         non-controlling interest                                          5,741                        5,545
     -----------------------------------------------------------------------------------------------------------
     Non-controlling interest, end of period                    $         39,739               $       37,494
     -----------------------------------------------------------------------------------------------------------
     Accumulated earnings attributable to
         non-controlling interest                               $         26,425               $       20,684
     ===========================================================================================================

10.  UNITHOLDERS' CAPITAL

                                                             SEPTEMBER 30, 2006            December 31, 2005
     -----------------------------------------------------------------------------------------------------------
                                                         NUMBER OF                     Number of
     TRUST UNITS ISSUED                                TRUST UNITS               $   trust units            $
     -----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                          199,104       2,230,842       185,822    1,926,351
     Issued for cash                                             -               -         9,000      239,850
     Issued on conversion of ARL
         exchangeable shares (Note 9)                          264           3,496           333        4,018
     Issued on exercise of employee rights (Note 12)           834          15,608         1,500       24,052
     Distribution reinvestment program                       2,679          69,232         2,449       48,789
     Trust unit issue costs                                                   (256)                   (12,218)
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                202,881       2,318,922       199,104    2,230,842
     ===========================================================================================================

11.  DEFICIT

     The deficit balance is composed of the following items:

                                                              SEPTEMBER 30, 2006             December 31, 2005
     -----------------------------------------------------------------------------------------------------------
     Accumulated earnings                                         $    1,639,167                $    1,235,742
     Accumulated cash distributions                                   (2,036,740)                   (1,674,818)
     -----------------------------------------------------------------------------------------------------------
     Deficit                                                      $     (397,573)               $     (439,076)
     ===========================================================================================================

     During the year, presentation changes were made to combine the previously reported accumulated earnings and accumulated cash distribution figures on the balance sheet into a single deficit balance. The Trust has historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the current period while accumulated earnings are based on cash flow generated in the current period less a depletion and depreciation expense recorded on the original property, plant, and equipment investment.

News Release - November 2, 2006
Page 33
-------------------------------------------------------------------------------

12.  TRUST UNIT INCENTIVE RIGHTS PLAN

     A summary of the changes in rights outstanding under the plan is as follows:

                                                                        WEIGHTED                       AVERAGE
                                                                          NUMBER                      EXERCISE
                                                                       OF RIGHTS                     PRICE ($)
     -------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                          1,349                         10.22
     Exercised                                                              (834)                        12.20
     Cancelled                                                                (2)                        10.07
     -------------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                              513                          9.70(1)
     Reduction of exercise price                                                                         (0.71)
     -------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                  513                          8.99(1)
     =============================================================================================================

     ------------
     (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

     The Trust recorded compensation expense of $2.5 million for the first nine months of 2006 ($4.9 million in 2005) for the cost associated with the rights. The compensation expense was based on the fair value of all outstanding rights in the third quarter of 2006 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,178,055 rights have been exercised to September 30, 2006.

     The following table reconciles the movement in the contributed surplus balance:

     CONTRIBUTED SURPLUS                                      SEPTEMBER 30, 2006             December 31, 2005
     -------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                 $        6,382                $        6,475
     Compensation expense                                                  2,524                         6,524
     Net benefit on rights exercised (1)                                  (5,433)                       (6,617)
     -------------------------------------------------------------------------------------------------------------
     Balance, end of period                                       $        3,473                $        6,382
     =============================================================================================================

     ------------
     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

13.  WHOLE TRUST UNIT INCENTIVE PLAN

     The Trust recorded compensation expense of $11.1 million and $2.2 million to general and administrative and operating expenses, respectively, and capitalized $2.2 million to property, plant and equipment in the nine months ended September 30, 2006 for the estimated cost of the plan ($9.8 million, $2.3 million, and $1.5 million respectively for the twelve months ended December 31, 2005). The compensation expense was based on the September 30, 2006 unit price of $27.21 ($26.49 in 2005), accrued distributions, a performance multiplier of 2.0 (2.0 in 2005), and the number of units to be issued on maturity.

     The following table summarizes the RTU and PTU movement for the nine months ended September 30, 2006:

     ------------------------------------------------------------------------------------------------------------
                                                                              Number of              Number of
                                                                                   RTUs                   PTUs
     ------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               478,765                390,557
     Granted                                                                                           195,660
     178,614
     Vested                                                                    (135,026)                     -
     Forfeited                                                                  (17,047)                 (9,359)
     ------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     522,352                559,812
     ============================================================================================================

News Release - November 2, 2006
Page 34
-------------------------------------------------------------------------------

     The following table reconciles the change in total accrued compensation liability relating to the Whole Unit Plan:

                                                                     SEPTEMBER 30, 2006      December 31, 2005
     -----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                         $      14,957             $    2,915
     Increase in liabilities in the year (net of cash payments)
         General and administrative expense                                       8,366                  8,774
         Operating expense                                                        1,107                  1,916
         Property, plant and equipment                                            1,784                  1,352
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                               $      26,214             $   14,957
     -----------------------------------------------------------------------------------------------------------
     Current portion of liability                                                12,361                  3,597
     -----------------------------------------------------------------------------------------------------------
     Long-term liability                                                  $      13,853             $   11,360
     ===========================================================================================================

14.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations adjusted for changes in non-cash working capital and expenditures on site restoration and reclamation, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, and may be reduced for debt repayments. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                                                                      Three months ended             Nine months ended
                                                                            September 30                  September 30
                                                                      2006          2005           2006           2005
     -------------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities                       $   203,433   $   112,776    $   574,637  $     369,428
     Change in non-cash working capital                             (6,539)       54,395          4,875         59,428
     Expenditures on site restoration and reclamation                3,363           946          6,597          3,035
     -------------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities after the above           200,257       168,117        586,109        431,891
                  adjustments
     Deduct:
                  Cash withheld to fund capital expenditures       (75,500)      (73,841)      (214,469)      (162,024)
                  Reclamation fund contributions and
                       interest earned on fund                      (3,322)       (1,717)        (9,718)        (5,112)
                  Discretionary debt repayments                          -             -              -         (3,860)
     -------------------------------------------------------------------------------------------------------------------
     Cash distributions (1)                                        121,435        92,559        361,922        260,895
     Accumulated cash distributions, beginning of period         1,915,305     1,466,588      1,674,818      1,298,252
     ===================================================================================================================
     Accumulated cash distributions, end of period             $ 2,036,740   $ 1,559,147    $ 2,036,740  $   1,559,147
     Cash distributions per unit (2)                           $      0.60   $      0.49    $      1.80  $        1.39
     Accumulated cash distributions per unit,
                  beginning of period                          $     17.43   $     15.14    $     16.23  $       14.24
     -------------------------------------------------------------------------------------------------------------------
     ACCUMULATED CASH DISTRIBUTIONS PER UNIT,
                  END OF PERIOD                                $     18.03   $     15.63    $     18.03  $       15.63
     ===================================================================================================================

     ------------
     (1) Cash distributions include non-cash amounts of $27 million and $70 million for the three and nine months ended September 30, 2006, respectively ($13 million and $32 million for the same periods in 2005, respectively). These non-cash amounts relate to the distribution reinvestment program.
     (2) Cash distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

News Release - November 2, 2006
Page 35
-------------------------------------------------------------------------------

15.  BASIC AND DILUTED PER UNIT CALCULATIONS

     Net income per unit has been determined based on the following:

                                                                      Three months ended       Nine months ended
                                                                            September 30            September 30
                                                                       2006         2005        2006        2005
     --------------------------------------------------------------------------------------------------------------------
     Weighted average units (1)                                     202,188      188,770     200,871     187,470
     --------------------------------------------------------------------------------------------------------------------
     Trust units issuable on conversion of exchangeable shares (2)    2,862        2,939       2,862       2,939
     Dilutive impact of rights( 3)                                      455        1,022         534       1,553
     --------------------------------------------------------------------------------------------------------------------
     Diluted trust units                                            205,505      192,731     204,267     191,962
     ====================================================================================================================

     ------------
     (1) Weighted average trust units excludes trust units issuable for exchangeable shares.
     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
     (3) All outstanding rights were dilutive and therefore all have been included in the diluted trust unit calculation.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted units.

16.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at September 30, 2006:

     --------------------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
     ($ MILLIONS)                           2006      2007-2008        2009-2010      THEREAFTER          TOTAL
     --------------------------------------------------------------------------------------------------------------------
     Debt repayments                           -           20.1            296.5           189.4          506.0
     Reclamation fund contributions (1)      3.1           11.8             10.2            80.9          106.0
     Purchase commitments                    4.2           14.0              3.3             8.0           29.5
     Operating leases                        1.7            9.6              9.7               -           21.0
     Derivative contract premiums (2)        5.2            9.2              1.7               -           16.1
     Retention bonuses                         -            1.0                -               -            1.0
     --------------------------------------------------------------------------------------------------------------------
     Total contractual obligations          14.2           65.7            321.4           278.3          679.6
     ====================================================================================================================

     ------------
     (1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition.
     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (See Note 6).

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

17.  SUBSEQUENT EVENTS

     On October 2, 2006, the Trust acquired property, plant, and equipment for consideration of $74 million.


18.  RECLASSIFICATION

     Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2006.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of just over $5.4 billion. In 2006, the Trust expects to produce approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - November 2, 2006
Page 36
-------------------------------------------------------------------------------


Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer



        For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600           Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9